EXHIBIT 99.1

2022 Annual Information Form

MOGO INC.

2022 ANNUAL INFORMATION FORM

DATED: MARCH 23, 2023

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2022 Annual Information Form

TABLE OF CONTENTS

CERTAIN INTERPRETATION MATTERS	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
CORPORATE STRUCTURE	8
NAME, ADDRESS, AND INCORPORATION	8
INTERCORPORATE RELATIONSHIPS	9
BUSINESS DESCRIPTION	9
GENERAL	9
PRODUCT DEVELOPMENT	12
OUR PLATFORMS	13
SALES AND MARKETING	14
SPECIALIZED SKILL AND KNOWLEDGE	16
COMPETITIVE CONDITIONS	16
INTANGIBLE PROPERTIES	17
CREDIT FACILITY	17
EMPLOYEES	18
FOREIGN OPERATIONS	19
GENERAL DEVELOPMENT OF THE BUSINESS	19
CURRENT FINANCIAL YEAR – RECENT DEVELOPMENTS	19
THREE YEAR HISTORY	19
RISK FACTORS	25
DIVIDENDS AND DISTRIBUTIONS	42
DESCRIPTION OF CAPITAL STRUCTURE AND DIVIDENDS	42
MARKET FOR SECURITIES	42
TRADING PRICE AND VOLUME	42
ESCROWED SECURITIES AND SECURITIES SUBJECT TO A CONTRACTUAL RESTRICTION ON TRANSFER	44
PRIOR SALES	45
DIRECTORS AND OFFICERS	45
NAME, OCCUPATION AND SECURITY HOLDING	45
BIOGRAPHIES	46
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	47
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	48

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2022 Annual Information Form

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	48
LEGAL PROCEEDINGS	48
REGULATORY ACTIONS	48
TRANSFER AGENTS AND REGISTRARS	48
MATERIAL CONTRACTS	48
EXPERTS	49
NAMES OF EXPERTS	49
INTERESTS OF EXPERTS	49
INFORMATION ON THE AUDIT COMMITTEE	49
THE AUDIT COMMITTEE'S CHARTER	49
COMPOSITION OF THE AUDIT COMMITTEE	49
RELEVANT EDUCATION AND EXPERIENCE	49
AUDIT COMMITTEE OVERSIGHT	50
PRE-APPROVAL POLICIES AND PROCEDURES	50
EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)	50
ADDITIONAL INFORMATION	51
APPENDIX A – AUDIT COMMITTEE CHARTER	1

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2022 Annual Information Form

Certain Interpretation Matters

Unless otherwise noted or the context indicates otherwise "we", "us", "our", the "Company" or "Mogo" refer to Mogo Inc. and its direct and indirect subsidiaries. Amounts in this annual information form ("AIF") are stated in Canadian dollars unless otherwise indicated.

This AIF may refer to trademarks, trade names and material which is subject to copyright and which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this AIF may appear without the ® or © symbol, but such references are not intended to indicate in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trademarks used in this AIF are the property of their respective owners.

This AIF is for the financial year ended December 31, 2022 and is dated March 23, 2023. Except where otherwise indicated, the information contained in this AIF is stated as of December 31, 2022.

Cautionary Note Regarding Forward-Looking Statements

This AIF may contain "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "does not expect", "is expected", "scheduled", "estimates", "outlook", "intends", "anticipates", "does not anticipate", "believes", or variations (including negative and grammatical variations) of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances. This forward-looking information includes, among other things, statements relating to:

•	the Company's ability to navigate the overall economic impact of the COVID-19 pandemic;

•	the Company's expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;

•

the Company's anticipated cash needs and its needs for additional financing, funding costs, and ability to extend or refinance any outstanding amounts under the Company's credit facility and debentures;

•	the Company's ability to protect, maintain and enforce its intellectual property;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;

•	the resolution of any legal matters;

•	the Company's plans for and timing of expansion of its products and services;

•	the Company's future growth plans;

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•	the Company’s plans to sunset certain legacy products,

•	the acceptance by consumers and the marketplace of new technologies and solutions;

•	the Company's ability to attract new members and develop and maintain existing members;

•	the Company's ability to attract and retain personnel;

•	the Company's expectations with respect to advancement of its product offering;

•	the Company's competitive position and the regulatory environment in which the Company operates;

•	anticipated trends and challenges in the Company's business and the markets in which it operates;

•	the Company's historical investment approach, objectives and strategy, including its focus on specific sectors;

•	the structuring of its investments and its plans to manage its investments; and

•	the Company's expectations regarding the performance of certain sectors in which it has invested.

Forward looking statements are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Given these assumptions, investors or users of this document should not place undue reliance on this forward-looking information. Whether actual results, performance or achievements will conform to the Company's expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed elsewhere in this AIF, including risks related to:

•	the impact of the COVID-19 pandemic;

•	disruptions in the credit markets;

•	an increase in member default rates;

•	our risk management efforts;

•	our limited operating history in an evolving industry;

•	our recent, rapid growth;

•	our history of losses;

•	our efforts to expand our market reach and product portfolio;

•	changes in the regulatory environment or in the way regulations are interpreted;

•	privacy considerations;

•	material changes to the interest rate charged to our members and paid to our lenders;

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•	our negative operating cash flow;

•	our ability to access additional capital through issuances of equity and debt securities;

•	the concentration of our debt funding sources and our ability to access additional capital from those sources;

•	the financial covenants under our credit facility;

•	security breaches of members' confidential information;

•	a decline in demand for our products;

•	our products achieving sufficient market acceptance;

•	protecting our intellectual property rights;

•	claims by third parties for alleged infringement of their intellectual property rights;

•	the use of open source software and any failure to comply with the terms of open source licenses;

•	serious errors or defects in our software and attacks or security breaches;

•	the reliability of our credit scoring model;

•	access to reliable third-party data;

•	our levels of indebtedness;

•	the adequacy of our allowance for loan losses;

•	exchange rate fluctuations;

•	our marketing efforts and ability to increase brand awareness;

•	member complaints and negative publicity;

•	misconduct or errors by our employees and third-party service providers;

•	our ability to collect payment on and service the loans we make to our members;

•	our reliance on data centers to deliver our services and any disruption thereof;

•	competition in our industry;

•	the reliability of information provided by our members;

•	our reliance on key personnel, and in particular, our management;

•	competition for employees;

•	preserving our corporate culture;

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•	risks related to litigation;

•	earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism;

•	volatility in the market price for our publicly traded securities;

•	future sales of our securities by existing shareholders causing the market price for our publicly traded securities to fall;

•	no cash dividends for the foreseeable future;

•	our trading price and volume declining if analysts publish inaccurate or unfavourable research about us or our business;

•	maintain compliance with Nasdaq’s continued listing requirements;

•	a failure to maintain effective internal controls;

•	our reliance on third parties to perform key functions;

•	risks related to cost-cutting;

•	insurance coverage and related expense;

•	risks related to flexible remote working model;

•	maintaining the net capital levels required by regulators;

•	risks related to the Company's investment portfolio including:

o	investment risk;

o	our ability to monetize the portfolio given investments in private issuers and illiquid securities;

o	foreign currency exposure if investments in the Company's portfolio consist of securities denominated in foreign currencies;

o	concentration of investments;

o	there is no guaranteed return on the Company's investments;

o	intellectual property claims against issuers that the Company invests in;

o	the Company's portfolio may include securities of issuers established in jurisdictions outside of Canada and the U.S.;

o	some investments of the Company may be in markets that are new and emerging;

o	fluctuation in net asset value and valuation of the Company's portfolio;

o	non-controlling interests;

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o	trading costs; and

o	the Company may be limited in its ability to make follow-on investments and the dilution in the Company's holdings resulting from a failure to make such follow-on investments.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this AIF represents our expectations as of the date of this AIF (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this AIF is expressly qualified by the foregoing cautionary statements.

Corporate Structure

Name, Address, and Incorporation

The Company was incorporated by letters patent under the laws of Canada on January 14, 1972 under the name "Eskimo International Resources Limited." On August 17, 1972, the Company changed its name to "Natalma Mines Limited" by supplementary letters patent. The Company was continued under the Canada Business Corporations Act ("CBCA") by articles of continuance dated November 19, 1979. On May 4, 1983, the Company's name was changed to "Tonka Resources Inc.". The Company underwent several name changes between 1988 and 2013. On June 13, 2013, the Company changed its name to "Difference Capital Financial Inc." ("Difference").

On June 21, 2019, the Company completed a statutory plan of arrangement (the "Arrangement"), being a business combination with Mogo Finance Technology Inc. ("Mogo Finance"). In connection with the Arrangement, the Company was continued into British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”) and changed its name to Mogo Inc. (referred to in this section as the "Combined Entity").

Under the Arrangement, Mogo Finance was amalgamated with a wholly-owned subsidiary of Difference and each Mogo Finance common share (each a "Mogo Finance Share") outstanding immediately prior to the Arrangement, other than Mogo Finance Shares held by Difference, was exchanged for one common share of the Combined Entity. On completion of the Arrangement, former Mogo Finance shareholders owned approximately 80% of the Combined Entity, on a fully diluted basis and the former directors of Mogo Finance made up a majority of the directors of the Combined Entity and the former officers of Mogo Finance became officers of the Combined Entity. In connection with the Arrangement, all of Mogo Finance's outstanding convertible securities became exercisable or convertible, as applicable, for common shares of the Combined Entity in accordance with the provisions thereof.

Common shares of the Combined Entity began trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "MOGO" in place of the Difference common shares at the open of trading on June 25, 2019. In addition, the Combined Entity was treated as a successor in interest to Mogo Finance and, as such, the Combined Entity was listed on the Nasdaq Capital Market (the "Nasdaq") under the symbol "MOGO". Mogo Finance Shares were delisted from the TSX on the close of trading on June 24, 2019.

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Mogo Finance was incorporated under the Company Act on August 26, 2003 as 675909 B.C. Ltd. and transitioned under the BCBCA on May 4, 2005. Mogo Finance's name was changed several times, the last of which occurred on June 1, 2012 when its name was changed from "Hornby Management Inc." to the current name, "Mogo Finance Technology Inc." Following the completion of the Arrangement, Mogo Finance became a wholly-owned subsidiary of the Company. The Arrangement was accounted for as a reverse acquisition of the Company by Mogo Finance under IFRS 3 - Business Combinations, and accordingly, beginning with the second quarter of 2019, the Company's financial statements, management's discussion and analysis and all other documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada reflect the continuing operations of Mogo Finance.

Mogo's head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1 and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Intercorporate Relationships

Mogo has a number of direct and indirect subsidiaries including Mogo Finance (wholly-owned), which operates Mogo’s digital account, mobile application, web application, free credit score monitoring, identity fraud protection, and prepaid Visa card, Moka Financial Technologies Inc. (“Moka”) (wholly-owned) and Mogo Asset Management Inc. (wholly-owned by Moka), which operate our passive investing app, MogoTrade Inc. (wholly-owned), which operates our commission free stock trading platform, and Carta Solutions Holding Corp (“Carta”) (wholly-owned), which holds the Carta group of companies. Mogo Financial Inc. is a material subsidiary wholly-owned by Mogo Finance, incorporated under the laws of the Province of Manitoba on September 10, 2003, and operates Mogo's online lending platform.Carta Financial Services Ltd. is a material subsidiary wholly-owned by Carta, was incorporated under the laws of the United Kingdom on November 28, 2007, and operates Carta’s European payments business.

Business Description

General

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s stock trading app, MogoTrade, offers Canadians the simplest and lowest cost way to invest while making a positive impact with every investment.  Together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, they form the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages.  Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers next-generation card programs for both established global corporations and innovative fintech companies in Europe and Canada.

MogoTrade

Mogo is building one of the leading digital wealth platforms in Canada led by our newest product MogoTrade, the simplest, lowest cost and most sustainable way to invest in Canada. For the first time ever, Canadians can now invest in stocks without any commission, or FX fees, while also making a positive impact.  This value proposition will enable Canadians to save billions in fees, that can now be put towards their wealth building instead of the banks. MogoTrade users can trade stocks on the Nasdaq, TSX, TSX Venture Exchange and New York Stock Exchange, among others. MogoTrade is currently available by invitation only.

Our mission is to help Canadians achieve financial freedom while also making a positive impact. MogoTrade is available for download on the App Store and Google Play.

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Moka

In May 2021, Mogo acquired Moka, Canada’s first round-up-and-save app. Since launching in July 2017 as Mylo, it has been downloaded by over 1,000,000 users and has over 10,000 5-star reviews. In July 2020, it rebranded from Mylo to Moka.

We believe everyone’s path to financial independence starts with long-term investing. Today, the Moka product allows our users to effortlessly save and invest with no prior investment knowledge by rounding up everyday purchases and investing the spare change into a fully managed investment portfolio. With a low, flat fee starting at just $3.99 per month for unlimited investing, Moka can help Canadians save hundreds of thousands on their investments over a long-term investment horizon. Moka is a truly unique model in Canada and can offer this due to its sophisticated low-cost operating model with fractionalized fund ownership. There’s no minimum to get started and no fee to withdraw funds at any time. Moka offers automated saving features, unlimited tax-free investment accounts, socially responsible investing, Round Up to Give, and Perks, offering exclusive deals and cashback with popular brands. No matter their circumstances, Moka’s portfolio managers and unique financial tools help Canadians reach their financial goals with ease.

Currently Moka operates through the Moka app, available on the App Store and Google Play.

In July 2020, prior to being acquired by Mogo, Moka expanded into France. Mogo subsequently wound down the product in France in Q4 2022 to focus on its core Canadian market.

MogoCard

The MogoCard is designed to help members learn to spend less than they earn in a convenient and engaging way through features such as instant transaction alerts with each purchase and real-time balance alerts delivered to members' phones. Since the launch of the MogoCard early in 2020, we have provided Canadians with a way to help control and reduce their spending while also offsetting their carbon footprint. For every purchase made, Mogo’s tree planting partners plant one tree on the consumer’s behalf, absorbing approximately 500lbs of CO2.This turns every purchase made on the MogoCard into climate action. The MogoCard is Chip/Pin and Paywave enabled, members can transfer funds instantly from most bank accounts in Canada to their MogoCard directly through the Mogo app, and the MogoCard supports Apple Pay, Google Pay and Samsung Pay. Unlike other prepaid cards and most bank accounts, the MogoCard has no monthly fee, no risk of overdraft fees, and, unlike a regular credit card, using the MogoCard means there is no risk of interest charges or debt accrual.

Mogo plans to sunset its legacy MogoApp including MogoCard, as part of its goal to simplify to one app.

Free Credit Score Monitoring

When an individual opens an account with Mogo (a “MogoAccount”), they receive their Equifax credit score for free for 90 days. To continue to receive this service for free after 90 days, members can sign up and activate a MogoCard. Members will continue to receive their free credit score as long as they remain an active MogoCard user or an active MogoTrade user. Members can also receive free monthly credit score updates (again, without impact to their credit score) and ongoing education on what impacts their credit score and how it can be improved.

MogoProtect

Even as data breaches become more common, most people do not realize they have been compromised until the damage is already done. Fraudsters can use stolen personal information to get a loan or mortgage, open bank accounts and more. All those fraudulent activities can have a negative impact on the financial health of Canadians. MogoProtect is a product within the MogoAccount that helps individuals protect themselves against identity fraud by monitoring their Equifax credit bureau daily for hard credit inquiries, which can be one of the earliest signs of identity fraud. Members receive a push notification and email within 24 hours of the inquiry being reported. If a member identifies any suspicious inquiries, Mogo will guide them through next steps to help stop fraudsters in their tracks. In July 2020, MogoProtect became the first free, mobile-first identity fraud protection product in Canada. When an individual opens a MogoAccount, they receive MogoProtect for free for 90 days. Members will continue to receive MogoProtect for free as long as they remain an active MogoCard or MogoTrade user.

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Mogo plans to sunset its legacy MogoApp including Free Credit Score Monitoring and MogoProtect, as part of its goal to simplify to one app.

MogoMoney

If you need to borrow money, do it responsibly. We’ve designed MogoMoney to provide an instant no-obligation, pre-approval decision which can be refreshed every 90 days. The pre-approval decision is determined based on our proprietary credit decisioning models. We leverage technology and data to simplify the user experience, and for some users that means a 100% automated loan experience. No dealing with documents or people, simply sign up and get your pre-approval, customize your loan to fit your needs, and digitally sign loan agreements. The money can be received within 30 minutes.

Our focus is on bringing the most relevant loan offers to our members and to do that we leverage our partner lending solution, which uses Mogo’s lending technology to originate loans powered by our lending partners. Through our partnership with goeasy, Mogo offers long-term unsecured installment loans for up to $15,000 with terms of up to 5 years and annual interest rates ranging up to 45.9%. In addition, through our referral arrangement with Lendful Financial Inc. (“Lendful”), Mogo provides consumers with access to personal loans from $5,000 to $35,000 with rates between 9.9% and 21.5%. Unlike a credit card that can take decades to pay off, these installment loans have fixed principal bi-weekly or monthly payments designed to achieve full principal repayment within 5 years or less. Mogo continues to offer its own unsecured open credit loan product for up to $3,500 at an annual interest rate of 47.42%. On eligible Mogo loans, where permitted by law, we offer a unique Level Up Program which includes giving members an opportunity to increase their available balance through good payment history.

MogoMortgage

Working with some of Canada’s top mortgage lenders, Mogo brings a new level of transparency and convenience to the Canadian mortgage experience and offers the best of both worlds: market-leading rates and the best digital mortgage experience in Canada. In 2017, Mogo won the Canadian Mortgage Award for Best Use of Mobile Technology. Our MogoMortgage solution is intended to simplify the mortgage experience with transparency around interest rates and the entire process of getting a mortgage. Members can apply anywhere with our quick and stress-free online mortgage application. Members enjoy low rates, ongoing guidance from our MogoMortgage team, and the ability to keep track of their mortgage with our digital dashboard after the mortgage funds. The Company is not a lender and therefore does not carry the mortgages on its balance sheet. Mogo earns revenue from brokerage fees.

MogoCrypto

The MogoCrypto account, offered a simple and trusted way for Canadians to add bitcoin to their financial holdings instantly from their mobile devices. Members were quoted a single price for bitcoin and were offered multiple payment options to make real-time purchases of bitcoin. Members could access the value of their holdings in real-time, receive push notifications of significant price changes, sell at any time and withdraw funds into a Canadian bank account within a few days. We did not charge any funding or withdrawing fees. MogoCrypto offered the world’s first climate-positive bitcoin, an initiative which made all bitcoin purchased on the Mogo platform climate positive. For every bitcoin purchased through its platform, Mogo planted enough trees to completely absorb the CO2 emissions produced by mining that bitcoin —and then some. Mogo partnered with Coinsquare, a leading Canadian digital asset trading platform, to power the ability to buy and sell bitcoin for its members through MogoCrypto. While MogoCrypto only supported Bitcoin, Coinsquare provides digital asset traders with a proprietary trading platform engineered to deliver a robust, secure, and user-friendly interface for trading bitcoin, ethereum and other digital assets. Coinsquare held 100% of Mogo’s customers’ bitcoin in trust for the benefit of such MogoMembers. Coinsquare uses Coinbase Custody, a New York chartered trust company registered with the New York Department of Finance for cold storage. Coinbase Custody maintains insurance coverage through a global syndicate of A XV/A+ rated insurers, including Lloyd’s of London.

Mogo retired the MogoCrypto account in December of 2022.

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Carta

Carta is a digital payments software company which provides technology and services that enable financial technology companies, banks, and corporations to issue payment products to consumers via multiple channels, including physical, virtual and tokenized cards, as well as payment switching and routing services. Carta was founded in 2008 with a vision to build a modern issuer processing platform that could enable innovators around the globe to deploy a new wave of payment products. The Carta platform provides the infrastructure to help fintech and payments business build and manage their payment systems, and it supports prepaid, debit, and credit card issuer processing. Carta is certified as Visa and MasterCard processor with active card programs in over 35 countries, and annual transaction volume of approximately $7 billion.

Mogo Ventures

In March 2022, Mogo announced the formation of Mogo Ventures to manage its existing investments in strategic partners and companies that support Mogo’s broader ecosystem. As of December 31, 2022, the Mogo Ventures portfolio is valued at approximately $37.5 million and includes:

•	A 34% stake in Coinsquare Ltd. (“Coinsquare”), one of Canada’s leading crypto exchanges;

•	Investments in leading and emerging Web 3.0 platforms including Gemini, NFT Trader, and Tetra Trust; and

•	Investments in gaming companies including Enthusiast Gaming (NASDAQ:EGLX) and Eleven Gaming.

Mogo Ventures also manages the Company’s portfolio of legacy investments, including Hootsuite, Blue Ant Media and Alida, with a focus on monetizing these investments.

In connection with the formation of Mogo Venture, Mogo created an investment committee (the “Investment Committee”) consisting of Board members Michael Wekerle (Chair), Liam Cheung, and Greg Feller.

Product Development

We are a product‑focused company that is passionate about developing new and innovative products. Our CEO leads our product team and ensures that all products are aligned with both our brand and our mission to improve the financial health of our members. We value convenience, transparency and simplicity, and create financial products for everyday life that we ourselves would want to use. We constantly monitor member feedback and market trends, and strive to remain a market leader by continuing to optimize our user experience and value proposition. We expect to continue to invest in products that we believe meet our ROI criteria such as MogoTrade.

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Our Platforms

MogoTrade and Moka Platforms

MogoTrade and Moka are built entirely in the cloud leveraging a mesh of in-house made microservices using RESTful Application Program Interfaces (“APIs”). Application data resides in both Canada as well as the United States. We rely on a vast list of third parties to ensure that customers are making financial decisions based on correct market information and market analysis.

The user interface that customers interact with is designed to minimize the amount of customer inquiries required to be fielded by operations. Trading for MogoTrade is facilitated through Fortification’s technology suite, which was acquired in 2021. Extensive amount of application functionality rides on previously made services used in other lines of business at Mogo such as ledger services, funds transfers, account creation, and account management. The platforms take into consideration future customer scaling requirements.

Mogo Platform

We leverage our integrated platform specifically to meet the financial needs of consumers, with a track record of providing a growing and innovative suite of products that address the full credit spectrum of consumers. All functions are designed and built as small services for ease of use and enhanced system reliability.

Our platform is characterized by four key technology strengths:

•	Ease of Use. Having a member‑centric approach requires providing members with a high degree of usability, facilitated by a positive member experience and self‑service. This objective transcends everything we do, beginning with the front‑end of Mogo’s website, to the member’s online interaction with our product and MogoAccount pages. We look to promote self‑service through a secure portal called the MogoAccount. The Mogo member relationship management environment, which is integrated within the MogoAccount, provides automated personalized communication via online chat, emails, text messages and phone calls. This includes upselling and cross‑selling options as well as product status information in a streamlined and easy-to-use manner.

•	Automation. Ensuring a quick and appropriate decisioning process, 24/7, requires streamlining the process to avoid steps that are unnecessarily burdensome to the member. We view automation as an important element of this, whether it is during the application process, which includes verification of employment, bank or phone data, as well as during all monetary transactions, including loan funding and member payment processes. Our online interactions with our members are enabled via website rendering on both desktop and mobile.

•	Analytics‑Based. A key pillar of our platform is the integration of analytics into the transaction flow. By doing so, we believe we are able to derive unique insights into our operations and member experience. Our data gathering processes combine both batch style data warehousing technology, and real‑time actionable intelligence. This enables real‑time credit, upsell and cross-selling opportunities, as well as a personalized experience and data products. We believe that our data‑driven model facilitates and maximizes the sourcing of prospects, significantly increases product application completions, yields a higher conversion rate and enables higher member retention and collections performance.

•	Plug‑&‑Play Functionality. We use standardized transaction interfaces to third‑party vendor technologies instead of customized integrations or offline/batch data synchronization. By designing our platform architecture this way, we have the ability to rapidly evolve and expand our platform using the most advanced capabilities available in the market without significant investment. By way of example, our MogoCrypto offering, mortgage brokerage, card ecosystem, fraud monitoring and credit risk functions have all operated through plug‑&‑play interfaces to our enterprise vendors. Selection of these vendors is driven by their functional scope and the value we are able to derive via our platform. We frequently review the capabilities and value of other or emerging technologies, and are able to quickly replace or integrate existing or new providers into the platform as a result of this flexible structure.

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The data that we generate through our various processes is monitored and allows us to continually refine and improve our business. This data plays a key role in our credit quality and marketing functions. Since we are able to correlate the performance of our products against these and other metrics, we are able to continuously improve the quality of our credit decisioning. Through the use of analytics, the data we collect also provides valuable marketing insight.

Carta Platform

The Carta offering is based on a hosted platform with data centers in North America and Europe with direct connectivity to global card payment networks – Visa and MasterCard (“Payment Networks”). The Carta platform maintains data compliance with Payment Card Industry Data Security Standards (PCI DSS Level 1), General Data Protection Regulation (GDPR), and regional and bank partner regulatory requirements.

Carta serves customers seeking to issue payment cards by offering platform connectivity to Payment Networks and client facing interfaces that allow management of the card programs. Carta’s customers access the platform through API and client administration portals, which are based on the API services. This allows for the real-time creation and modification of user accounts and issuing of 16 Digit Personal Account Numbers (PANs). The core of Carta’s platform is the authorization functionality. This functionality allows for real-time authorizations of transactions based on rules within the Carta platform. Additionally, clients can interact with the authorization flow by way of Carta’s delegated authorization service called Issuer Link. This provides clients an opportunity to apply business rules that go beyond standard processing rules.  This enables clients to have a higher level of spend control on each and every authorization and build out products and offerings not possible on legacy platforms.

Platform Maintenance

We maintain our platforms with 82 full‑time technology and credit risk analysis employees (credit risk, product, design, development, business intelligence, information technology and digital analytics) as of December 31, 2022.

Sales and Marketing

Mogo and Moka

Our marketing strategy aims to build the best digital financial brand in Canada, with innovative products designed to help our members improve their financial health while also making a positive impact with their money. Mogo's brand and marketing strategy leverages compelling and creative content to inspire and motivate Canadians to sign up for Mogo to help them improve their financial lives. Mogo targets consumers who are looking for ways to take their money game to the next level.

We use an integrated marketing approach to create a consistent, seamless, multi-dimensional brand experience for our members. Our multi-touchpoint marketing strategy melds marketing tactics such as advertising, sales promotions, content creation, public relations, direct marketing, and social media.

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The main pillars of Mogo’s integrated marketing approach are as follows:

•	Mogo.ca. We view our marketing site as our biggest opportunity to convert leads into Mogo members. Constant focus on upgrades and optimizations are prioritized.

•	Brand Building Mass Marketing. Through our partnership with Postmedia, we leverage Postmedia's extensive distribution and reach, to feature our brand and disruptive value proposition. This increases awareness and interest in the Mogo brand and Mogo products.

•	Performance Marketing Channels. We effectively leverage performance marketing channels to reach people who have displayed an intent to purchase with highly optimized, data driven targeted ad campaigns.

•	Referrals. A key focus is on using low cost, "viral" activities such as referrals so Mogo members can share Mogo with their friends and relatives, increasing awareness and interest in our products.

•	Public Relations. Our public relations strategy is focused on building awareness of Mogo and our products and increasing brand awareness with the public, MogoMembers, and existing and potential investors.

•	Social Media. We curate content tailored to the nuances and unique audiences of major social platforms, delivering messages about financial products and services, and also extending to topics of interest. With this tactic, we achieve increased brand recognition and improved brand loyalty, higher conversion rates, higher brand authority, increased inbound traffic, reduced marketing costs, better search engine ranking, and improved member insights.

•	Content Marketing. We leverage content as a part of our overall marketing strategy, including featuring it in Postmedia, our blog, in the Mogo app, and through email.

•	Email Marketing. We use this channel to nurture prospects with the goal of boosting conversion and maintaining effective communication with our members. Email also helps drive loyalty and retention as we often deploy reactivation campaigns to target users that are well-positioned to but have not yet benefitted from our products.

•	Partnerships. We maintain ongoing relationships with cost‑effective prospecting partners and build marketing partnerships with brands that target similar audiences or provide products and services that apply to Mogo's target audience.

•	Affiliate and Influencer Marketing. We partner with popular influencers and agencies to reach wider audiences across Canada. These partnerships leverage highly engaged followings on social media, such as Instagram and TikTok, to accelerate the growth of Mogo’s own social media followings and to create brand relevance with disparate groups.

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2022 Annual Information Form

Carta

Carta is a business-to-business (“B2B”) platform with sales and marketing activities targeted towards fintechs, banks, and other corporations seeking to issue payment cards.  Carta's primary markets are Europe and Canada, with sales and marketing activities delivered through industry generated lead activity, including channel partnerships, web and social lead generation, in-bound inquiries, and direct sales engagement.

Specialized Skill and Knowledge

As of December 31, 2022, Mogo had 261 team members. With over ten years of operating experience, we have developed strong competencies across multiple disciplines. In addition to 82 software developers, designers, data scientists, product managers, and marketers, we have all of the traditional roles of a financial services provider including credit risk, finance, customer experience, operations, governance, legal and compliance. Our team contributes to transforming the traditional financial services experience by delivering a digital suite of innovative financial products to our members. Our future success partly depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees who share Mogo’s passion for innovation through our products, platform and brand.

Competitive Conditions

Mogo

The financial services market continues to undergo dramatic changes. Our competitors include traditional financial institutions such as banks, credit unions, credit card issuers, other financial technology companies, other consumer finance companies, brokerages, online lenders, mortgage brokerages, and new market entrants. We compete with various financial services companies in each of our main products including large Schedule I banks such as TD Canada Trust, Scotiabank, Royal Bank of Canada, Simplii Financial, Canadian Imperial Bank of Commerce and Bank of Montreal, credit unions such as Meridian Credit Union and Coast Capital Savings Federal Credit Union, and consumer credit companies such as Capital One, Fairstone Financial Inc., goeasy. and Progressa, credit monitoring companies like Borrowell, Credit Karma and Equifax, and mortgage brokerages like TrueNorth. Other financial technology competitors include Wealthsimple, Credit Karma Inc., PayPal, Stack and Koho.

We believe our innovative online and digital platforms and process automation enable us to operate more efficiently, with more competitive rates and higher customer satisfaction than these competitors. We anticipate that new and established internet, technology and financial services companies, some of whom may possess large, existing customer bases, substantial financial resources and established distribution channels, may enter the market in the future. We believe that our strong brand (enhanced via our Postmedia partnership), scale, 20 years of historical data, talented and diverse team, and performance record provide us with significant competitive advantages over current and future competitors.

Carta

As an issuer processor, Carta operates in a competitive market landscape that includes established legacy processing platforms as well other modern platforms. Legacy processing platforms, including TSYS, FISERV, FIS, and others historically emerged as an outsourcing of traditional bank credit and debit card processing functions and grew to become incumbent players in the payment card market.  Often these platforms are based on legacy technology and were not designed to support the complex and dynamic requirements of modern fintech card issuing ecosystem.

As Carta competes against other modern issuer processors, the business leverages product differentiation, service level, pricing models, and partnership engagement to effectively compete in the market. Modern issuer processing platform competitors include Marqeta, Galileo, i2c, and GPS. In some markets, Carta may also face competition from large fintech platforms such as Stripe, Adyen and Checkout.com, whose core business is not issuer processing but may be expanding to more directly compete with Carta. Competitive dynamics vary across countries and regions where Carta operates as well as within industry verticals, and Carta’s B2B sales and marketing approach follows a model that is tailored to optimize growth within target market segmentation.

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2022 Annual Information Form

Intangible Properties

In accordance with industry practice, we protect our proprietary rights through a combination of copyright, trademark, trade secret laws and contractual provisions. The source code for our software is protected under Canadian and applicable international copyright laws. We currently have no issued patents or pending patent applications.

We also seek to avoid disclosure of our intellectual property and proprietary information by requiring employees and consultants to execute non‑disclosure and assignment of intellectual property agreements. Such agreements require our employees and consultants to assign to us all intellectual property developed in the course of their employment or engagement. We also utilize non‑disclosure agreements to govern interaction with business partners and prospective business partners and other relationships where disclosure of proprietary information may be necessary.

Our software includes software components licensed from third parties, including open source software. We believe that we follow industry best practices for using open source software and that replacements for third‑party licensed software are available either as open source software or on commercially reasonable terms.

We have registrations for various trademarks in Canada, including "Mogo", the Mogo logo, "Breaking Debt", "Level Up", "Uncreditcard Your Life", "Finances With Benefits", "MogoMortgage", and "Rule Your Finances", "Mogo Financial", "MogoMoney", "MogoCrypto", “Carta”, “Carta Worldwide”, and we have pending applications for others including "MogoSpend", "MogoWealth", "MogoProtect", “MogoTrade”, “MogoInvest”, the M Logo, Mogo Asset Management, Mogo Gestion d’Actifs, Tactex and Tactex Gestion d’Actif. We have trademark registrations in the United States for "Mogo", “Carta”, and “Carta Worldwide”. We have a trademark registration in the UK and EU for “Carta”, “Carta Worldwide”, “Carta Token Processing Appliance (TPA)”, “Moka”, and “Moka Money”. We have registered and maintain the registration of a variety of domain names that include "Mogo" or variations of "Mogo", “Moka” or variations of “Moka”, as well as cartaworldwide.com.

The enforcement of our intellectual property rights depends on any legal actions against any infringers being successful, but these actions may not be successful or may be prohibitively expensive, even when our rights have been infringed.

Credit Facility

As of December 31, 2022, the Company had one credit facility outstanding: the amended and restated revolving credit and guarantee agreement dated as of July 16, 2019, as amended (the "Credit Facility"), which is used to finance the Company's non-installment loan products. As of the date hereof, the Credit Facility remains outstanding.

In December 2021, the Company amended the Credit Facility. The amendments lowered the effective interest rate from a maximum of 9% plus LIBOR with a LIBOR floor of 1.5% to 8% plus LIBOR with no floor. In addition, the amendments increased the available loan capital from $50 million to $60 million and extended the maturity date by three years from July 2, 2022 to July 2, 2025. As at December 31, 2022, there was $46M drawn on the Credit Facility.

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2022 Annual Information Form

The Credit Facility is subject to certain covenants and events of default, including the following:

•	Financial covenants that may include, among others, requirements with respect to minimum tangible net worth, maximum leverage ratio, minimum consolidated liquidity, and minimum unrestricted cash.

•	Portfolio performance covenants that may include, among others, requirements that the portfolio not exceed certain stated static pool default ratios and delinquency rates and that the loan yield not be less than stated minimum levels.

•	Other events that may include, among others, change of control events, certain insolvency-related events, events constituting a servicer default, an inability to engage a replacement backup servicer following termination of the current backup servicer, senior management changes, the occurrence of an event of default or acceleration under other facilities, failure to make required payments or deposits, events related to the entry of an order decreeing dissolution that remains undischarged, events related to the entry or filing of judgments, attachments or certain tax liens that remain undischarged, and events related to breaches of terms, representations, warranties or affirmative and restrictive covenants. Restrictive covenants may, among other things, impose limitations or restrictions on our ability to pay dividends, redeem our stock, make payments in order to retire or obtain the surrender of warrants or options, or our ability and of the guarantors thereunder to incur additional indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets, consolidate or merge, make changes in the nature of the business, and create liens.

•	Early termination fees that may be payable under the credit facility in the event of a termination or other permanent reductions of the credit commitments at the Company's option prior to the expiration of the credit facility.

The Company is in compliance with these covenants. Interest expense on the Credit Facility is included in credit facility interest expense in the consolidated statements of operations and comprehensive loss. Management routinely reviews and renegotiates terms, including interest rates and maturity dates, and expects to continue to refinance the Credit Facility as it becomes due and payable.

Employees

As of December 31, 2022 we had 255 full-time employees and 6 part-time employees across the following functional areas, including Carta:

Functional Area	Number of Full-time Employees	Number of Part-time Employees
Technology & Development	65	0
Customer Service & Operations	126	5
General and Administrative	55	1
Marketing	9	0

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2022 Annual Information Form

Foreign Operations

Despite being founded in Canada, Carta has historically focused on the European market because its founders recognized the advancements happening there with respect to payments products. Carta now operates card programs in over 40 countries. A substantial portion of Carta’s 2022 revenues were derived from its operations in Europe and Asia.

General Development of the Business

Mogo has continued its evolution with a series of strategic and financial initiatives throughout 2022 and early 2023 as described in more detail below.

Current Financial Year – Recent Developments

In 2023 year-to-date, Mogo:

•

Mogo launched the MogoTrade app in Quebec making it available in both English and French languages and increasing our total addressable market opportunity by approximately 28%. MogoTrade remains available by invitation only.

•

Mogo amended its marketing collaboration agreement with Postmedia Network Inc. ("Postmedia") and extended the agreement until December 31, 2024. Postmedia is a Canadian news media company representing more than 130 brands across multiple print, online and mobile platforms.

Three Year History

In 2022, Mogo:

•

Prioritized Profitability. During the year ended December 31, 2022, Mogo continued to focus on accelerating the path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. The following cost reduction initiatives were implemented in 2022:

o	An approximate 33% reduction in workforce headcount as at December 31, 2022 compared to March 31, 2022.

o	A reduction in vendor expenses by all departments.

o	Completed the exit of Moka France during Q4 2022.

o	Completed the exit of Mogo's bitcoin product, MogoCrypto

As a result of these initiatives, total quarterly operating expenses decreased by $9.2 million from Q1 2022 to Q4 2022 and resulted in Mogo reporting its first positive quarterly adjusted EBITDA since FY 2020 of $0.2 million in Q4 2022.

•

Exited MogoCrypto and Monetized the Digital Assets on Mogo’s Balance Sheet. With the exit of its MogoCrypto product and the sale of digital assets (Bitcoin and Ethereum) in Q4, 2022, Mogo’s sole remaining crypto exposure is comprised of its investment in Canada’s first IIROC registered crypto dealer Coinsquare along with several smaller crypto-related investments in our investment portfolio.

•	Mogo's digital payment solutions business, Carta Worldwide, processed over $2.2 billion of payments volume in Q4 2022 which was up over 20% sequentially from Q3 2022.

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2022 Annual Information Form

•

Accelerated the roll-out of invitations to MogoTrade. Mogo continued on its path to providing consumers with a commission-free stock trading app, MogoTrade, while also making further product enhancements, such as automatic approval for account openings, instant funding, and the ability to receive in-app monthly statements, in advance of a broader launch.

•	2 Million Members. In 2022, Mogo grew its member base to 2 million members.

•

One Million Trees Planted. In alignment with its mission to help Canadians achieve financial freedom while also solving one of the biggest social issues we face, climate change, Mogo announced it reached its one million trees milestone in partnership with Vancouver-based reforestation platform, veritree.

•

Formation of Mogo Ventures. Mogo announced Mogo Ventures to Manage its Investment Portfolio (valued at $37.5 million as at December 31, 2022). Mogo Ventures will also manage the Company’s portfolio of legacy investments, including its investments in Hootsuite, Blue Ant Media and Alida, with a focus on monetizing these investments.

In 2021, Mogo:

•	Converted our Convertible Debentures (TSX:MOGO.DB) into Common Shares effective January 11, 2021. This early conversion was intended to simplify Mogo's capital structure as Mogo continued to transition back into growth mode.

•	Acquired Carta. On January 25, 2021, Mogo completed its acquisition of 100% of the issued and outstanding securities of Carta in exchange for the issuance of 10,000,000 Common Shares (the "Carta Transaction"). The Carta Transaction was completed pursuant to a plan of arrangement under the CBCA, upon the terms and conditions of the definitive arrangement agreement between Mogo and Carta dated November 17, 2020 (the "Carta Arrangement Agreement"). Pursuant to the Carta Arrangement Agreement, the 10,000,000 Common Shares (the "Consideration Shares") were issued to an intermediary limited partnership in which the former holders of Carta securities are limited partners (the "Limited Partners"). The distribution of the Consideration Shares took place on July 25, 2021. Upon completion of the Carta Transaction, Carta became a wholly-owned subsidiary of Mogo. See “Business Description – General – Carta”.

•	Announced Carta’s Visa Ready Certification. On May 20, 2021, Carta was granted a Visa Ready certification through its Visa Ready for Fintech Enablers program. Joining the Visa Ready for Fintech Enablers program enables Carta to provide both fintechs and traditional issuers across Europe and North America with a robust solution for digital issuance, speeding up their time to market and addressing the needs for digital-first strategies.

•	Invested in Coinsquare. On April 16, 2021, Mogo acquired ownership of 19.99% of the outstanding common shares of Coinsquare, Canada's leading digital asset trading platform, on a post-transaction basis, for total consideration of approximately $56.4 million, consisting of a cash payment of $27.4 million and the issuance of 2,807,577 Common Shares. This strategic investment builds on a multi-year relationship between the two companies; Coinsquare acts as the trading platform for MogoCrypto. Following closing of the investment, Mogo and Coinsquare entered into an investor rights agreement, pursuant to which Mogo was granted a right to appoint up to two nominees to the Coinsquare board of directors depending on its ownership interest. As part of the investment, Mogo entered into a unanimous shareholders agreement with all of the shareholders of Coinsquare, which provides certain rights and restrictions customary for an investment of this nature. At closing, Coinsquare issued to Mogo a warrant to acquire up to an additional 10% of the outstanding common shares of Coinsquare on a post-transaction basis, and Mogo was granted the option to acquire, and certain existing shareholders of Coinsquare have a right to require Mogo to purchase, an additional 10% of the outstanding common shares of Coinsquare within 13 months of closing, subject to certain conditions (the “Call Option”).

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2022 Annual Information Form

On June 4, 2021, Mogo announced the closing of a purchase of an additional 5,412,222 common shares of Coinsquare which increased Mogo’s ownership in Coinsquare from 19.9% to approximately 37%. The purchase was completed in two separate transactions consisting of a) the exercise of the Call Option of 3,223,690 Coinsquare common shares from certain selling shareholders and b) the purchase of 2,188,532 common shares of Coinsquare from Riot Blockchain Inc. (NASDAQ:RIOT). The aggregate consideration paid by Mogo under the two transactions was $48.6 million, which was satisfied by the issuance of an aggregate of 5,080,876 Common Shares. On June 15, 2021, Mogo announced that it had acquired an additional 2.0% of the outstanding common shares of Coinsquare from Michael Diamond and two affiliated companies. Mogo requires Coinsquare board approval to increase its ownership interest in Coinsquare over 49.9%. There is no certainty that the Coinsquare board of directors will grant such approval.

•

Closed a US$54 Million Registered Direct Offering. On February 24, 2021, Mogo closed its sale to certain institutional investors of an aggregate of 5,346,536 Common Shares at a purchase price of US$10.10 per Common Share in a registered direct offering (the "Registered Direct Offering") priced at-the-market under the Nasdaq rules. H.C. Wainwright & Co., LLC (“HCW”) acted as exclusive placement agent of the Registered Direct Offering pursuant to the terms of an engagement agreement with the Company dated February 21, 2021. The aggregate gross proceeds to the Company were approximately US$54 million, and after deducting the placement agent's fees and the estimated expenses of the Registered Direct Offering, the net proceeds from the Registered Direct Offering were approximately US$50.1 million. In connection with the Registered Direct Offering, Mogo completed the issuance to investors of unregistered warrants to purchase up to an aggregate of 2,673,268 Common Shares in a concurrent private placement. Each such warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$11.00 at any time until 5:00 p.m. (New York time) on August 26, 2024. In addition, the Company issued unregistered warrants to purchase 267,327 Common Shares to HCW in consideration of its services as placement agent of the Registered Direct Offering. Each such warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$12.65 at any time until 5:00 p.m. (New York time) on February 26, 2024.

•

Terminated our ATM Offering. Simultaneously with the announcement of the Registered Direct Offering, Mogo announced the termination of its at-the-market offering agreement dated December 31, 2020 (the "ATM Agreement") between Mogo, HCW, as lead agent, Raymond James Ltd., and Eight Capital, effectively ceasing the US$50 million at-the-market offering (the "ATM Offering") established by the Company under a prospectus supplement dated December 31, 2020. Prior to terminating the ATM Offering, Mogo sold a total of 1,524,759 Common Shares for total aggregate gross proceeds of US$14,867,402.04.

•

Closed a US$27.5 Million Registered Direct Offering. On December 13, 2021, Mogo closed its sale to certain institutional investors of an aggregate of 6,111,112 Common Shares and warrants to purchase up to an aggregate of 3,055,556 Common Shares (each whole warrant, a “Warrant” and each Common Share and one-half of one Warrant, a “Unit”) at a purchase price of US$4.50 per Unit in a registered direct offering (the "Second Registered Direct Offering"). HCW acted as exclusive placement agent of the Second Registered Direct Offering. The aggregate gross proceeds to the Company were approximately US$27.5 million, and after deducting the placement agent's fees and the estimated expenses of the Second Registered Direct Offering, the net proceeds from the Second Registered Direct Offering were approximately US$25.3 million. Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$4.70, exercisable six months following closing, and has a term of 36 months.

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2022 Annual Information Form

•	Sold our Investment in Vena for a 116% Gain. On April 28, 2021, Mogo divested its equity stake in Vena Solutions Inc. as part of their recent $300 million Series C funding, for proceeds of $4,670,000, a 116% increase from the book value as at December 31, 2020. The Company’s legacy investment portfolio, which included Vena, was acquired as part of its 2019 business combination with Difference.

•	Invested in Ethereum. On May 3, 2021, Mogo announced that it purchased approximately 146 ether at an average price of $3,425 (US$2,780) per ether.

•	Acquired Moka. On May 4, 2021, Mogo acquired all of the issued and outstanding securities of Moka, one of Canada's leading saving and investing apps, in exchange for the issuance of 4,999,991 Common Shares. The acquisition increased Mogo's member base by approximately 400,000 and expanded Mogo's wealth offering to include saving and investing products. See “Business Description – General – Moka”.

•	Expanded the Bitcoin Rewards Program. Mogo's first-of-its-kind rewards program was extended to include the MogoCard in January 2021, and MogoMortgage in March 2021. See “Business Description – General – Bitcoin Rewards Program”.

•	Filed a Mixed Shelf Prospectus. On April 15, 2021, Mogo filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission ("SEC"). The prospectus replaces the prospectus that was filed in 2019, and enables Mogo to make offerings of Common Shares, preferred shares, debt securities, warrants to purchase Common Shares, preferred shares or debt securities, or any combination thereof of up to an aggregate offering price of US$500 million at any time during the 25-month period that the prospectus remains effective.

•	Partnered with Fundstrat. On May 6, 2021, Mogo announced a new partnership to provide MogoMembers with exclusive access to crypto and other equity research from FSInsight LLC (“FSI”), a market-leading, independent research firm that is a division of Fundstrat Global Advisors. Under the agreement, Mogo became the exclusive distributor bringing FSI’s research to Canada’s retail investor market. FSI’s research is available to MogoMembers.

•	Invested in Tetra Trust. On July 8, 2021, Mogo announced a new minority investment in Tetra Trust Company (“Tetra Trust”), Canada’s first qualified custodian for cryptocurrency assets, acquiring approximately 4% of the outstanding common shares of Tetra Trust.

•	Acquired Fortification (Renamed MogoTrade). On September 1, 2021, Mogo acquired 100% of the issued and outstanding securities of Fortification Capital Inc. (“Fortification”), in exchange for (i) a cash payment of $500,000, (ii) a cash payment equal to the working capital of Fortification plus repayment of the subordinated debt owed to the vendor at the time of closing totalling approximately $550,000, and (iii) the issuance of 75,000 Common Shares. The acquisition of Fortification brings OEO (order execution only) registration capabilities which is a necessary regulatory requirement for Mogo to offer commission-free stock trading to its members through MogoTrade. Following closing, Fortification was renamed MogoTrade Inc., and will continue to operate as a stand-alone wholly-owned subsidiary of Mogo.

•	Partnered with CI Investments. On October 12, 2021, Mogo announced a new partnership with CI Investment Services Inc. to provide a range of back-office services to support MogoTrade, including clearing and settlement, custody of client funds and securities, and trade execution.

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2022 Annual Information Form

•	Launched “Green” Bitcoin. On October 26, 2021, Mogo launched the world’s first climate-positive bitcoin, an initiative which makes all bitcoin purchased on the Mogo platform climate positive. For every bitcoin purchased through its platform, Mogo will plant enough trees to completely absorb the CO2 emissions produced by mining that bitcoin —and then some. This initiative, believed to be the first of its kind, also includes all bitcoin currently held by members on the platform. Mogo’s ‘green’ bitcoin further demonstrates the Company’s commitment to creating a healthier planet while empowering Canadians to invest and spend wisely.

•	Invested in Gemini. On November 23, 2021, Mogo announced a minority investment in Gemini’s US$400 million financing, led by Morgan Creek Digital.

•	Expanded our Credit Facility and Lowered the Interest Rate. On December 17, 2021, Mogo announced amendments to the Credit Facility that lowered the effective interest rate from a maximum of 9% plus LIBOR with a LIBOR floor of 1.5%, to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025.

•	Received Regulatory Approval and Launched MogoTrade App. On December 21, 2021, Mogo received final approval from IIROC for the launch of MogoTrade, and subsequently launched the MogoTrade App in the App Store and on Google Play. See “Business Description – General – MogoTrade”.

•	Ended 2021 with more than 1.8 million members, placing us among the largest fintech companies in Canada by total members.

In 2020, Mogo:

•	Surpassed one million members on our digital platform in February 2020.

•	Launched the MogoCard. On July 27, 2020, we announced the launch of our digital spending account. See “Business Description – General – MogoCard”.

•	Entered into the ATM Agreement in December 2020 with HCW, as lead agent, and Raymond James Ltd. and Eight Capital, establishing the ATM Offering, pursuant to which, the Company could, at its discretion and from time to time, sell on the Nasdaq, such number of Common Shares as would result in aggregate gross proceeds to the Company of up to US$50 million. The ATM Offering was subsequently terminated on February 22, 2021.

•	Invested in Bitcoin. In December 2020, we announced plans to make an initial corporate investment of up to $1.5 million in bitcoin. To date we have acquired approximately 18 bitcoins at an average purchase price of $42,079 (US$33,083) per bitcoin.

•	Launched the Bitcoin Rewards Program. On November 9, 2020, we announced the launch of our Bitcoin Rewards Program.

•	Amended the Company’s non-convertible debentures (the “Non-Convertible Debentures”) effective September 30, 2020, including a reduction in the average interest rate from approximately 14% to 7% and the extension of the maturity dates to January 31, 2023 and January 31, 2024. In connection with the implementation of the amendments, the Company issued an aggregate of 4,479,392 Common Share purchase warrants (the “Listed Warrants”) to the holders of the Non-Convertible Debentures. Each Listed Warrant is exercisable to purchase one Common Share at an exercise price of $2.03 at any time until 4:30 p.m. (Toronto time) on December 31, 2022.

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2022 Annual Information Form

•	Established a new referral agreement with Lendful. Effective August 25, 2020, the agreement allows Mogo to offer its members access to Lendful’s prime loan products through the Mogo app.

•	Entered a three-year lending partnership with goeasy Ltd. (TSX:GSY) (“goeasy”), effective February 28, 2020, and completed the sale of the majority of its MogoLiquid loan portfolio to goeasy for gross consideration of $31.6 million, consistent with Mogo’s strategic plan to reduce its on balance sheet lending and focus on leveraging its proprietary digital lending platform to originate loans for key partners. The partnership allows Mogo to generate additional fee-based subscription and services revenue.

•	In conjunction with the sale of the MogoLiquid loan portfolio, we extinguished one of our credit facilities, which held an outstanding balance of $28.7 million. To extinguish the facility in advance of its maturity date, Mogo paid a prepayment penalty of $2.5 million of which $1.5 million is payable in cash and $1 million of which was settled in shares through an issuance of 306,842 Common Shares.

•	Postmedia amendments. In January 2020, we extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), for an additional two years to the end of 2022, while decreasing our quarterly revenue share payments to Postmedia. Mogo also issued additional 5-year warrants to acquire 350,000 Common Shares at an exercise price of $3.537, which will vest in equal instalments over three years. Mogo also agreed to extend the term of 50% of the warrants previously issued to Postmedia from January 25, 2021 to January 25, 2023. In June 2020, we further amended the agreement to, among other things, waive the revenue sharing payments payable by Mogo to Postmedia in respect of the second and third calendar quarters of 2020 and waive the minimum search and social spend for which Mogo was obliged through December 31, 2020. In exchange, Mogo agreed to reduce the exercise price of all warrants issued to Postmedia to $1.292 per Common Share.

•	Adapted to the COVID-19 pandemic. On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. COVID-19 has continued to persist and remains dynamic. The ultimate duration and magnitude of the impact on the economy and our business remain unknown at this time including as a result of the emergence of new variants. Mogo operates a fully digital platform; its services and products are all accessed through its app or online, with no physical branches or consumer-facing offices. As a result, the Company has not experienced any material business interruption to date. While the degree of severity and length of an economic downturn is difficult to predict, Mogo believes that it continues to be well positioned to navigate through the pandemic. However, due to the uncertain future of the pandemic, the overall economic impacts of COVID-19 could still include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. Mogo’s employees continue to operate in a remote work environment established at the onset of the COVID-19 pandemic, and given the nature of our business, our customer experience has been and remains wholly unchanged. In light of this uncertain economic environment, the Company undertook a thorough review of all its expenses and implemented a plan to significantly reduce these expenses effective in Q2 2020. In 2021, in light of continued member growth and better than expected loan book performance since the start of the COVID-19 pandemic, we have not extended the measures taken in 2020 related to our COVID-10 response plan. Mogo will continue to evaluate and adapt to the evolving pandemic on an ongoing basis. During this continued period of uncertainty, our priority is to protect the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of this pandemic.

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2022 Annual Information Form

Risk Factors

In addition to any other risks contained in this AIF, as well as our management's discussion and analysis and consolidated financial statements and accompanying notes, the risks described below are the principal risks that could have a material and adverse effect on our business, financial condition, results of operations, cash flows, future prospects or the trading price of our common shares. This AIF also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See "Cautionary Note Regarding Forward Looking Statements".

Worsening economic conditions may cause our members' loan default rates to increase and harm our operating results.

Uncertainty and negative trends in general economic conditions in Canada and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies operating in our industries. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include short-term and long-term interest rates (which have significantly increased since the beginning of 2022), inflation (which reached a four-decade high in 2022), fluctuations in debt and equity capital markets, unemployment levels (which are currently low and resulting in staff shortages and upward wage pressure), consumer confidence, energy costs and other general economic conditions, as well as events such as natural disasters, acts of war, terrorism and catastrophes.

There can be no assurance that economic conditions will remain favorable for our business or that default rates on our loans by our members will remain at current levels. Increased default rates by our members on our loans may inhibit our access to capital and negatively impact our profitability. If delinquency or uncollectable rates on our consumer loans exceed certain levels defined in the Credit Facility it could constitute a default under the Credit Facility or other credit facilities, reducing or terminating such facilities. Furthermore, we receive a number of applications from potential members who do not satisfy the requirements for our loans. If an insufficient number of qualified individuals apply for our loans, our growth and revenue could decline.

Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

We face the risk that our members will fail to repay their loans in full. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. As a result, there can be no assurance that our allowance for loan losses will be comparable to that of traditional banks subject to regulatory oversight or sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations.

We rely on our proprietary credit scoring model in the forecasting of loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

In deciding whether to extend credit to prospective members, we rely heavily on our credit score generated by our proprietary credit scoring model and decisioning system, an empirically derived suite of statistical models built using third-party data, data from our members and our credit experience gained through monitoring the performance of our members over time. If our proprietary credit scoring model and decisioning system fails to adequately predict the creditworthiness of our members, or if our proprietary cash flow analytics system fails to assess prospective members' financial ability to repay their loans, or if any portion of the information pertaining to the prospective member is false, inaccurate or incomplete, and our systems did not detect such falsities, inaccuracies or incompleteness, or any or all of the other components of the credit decision process described herein fails, we may experience higher than forecasted losses. Furthermore, if we are unable to access the third-party data used in our credit scores, our access to such data is limited or such information is outdated or incorrect, our ability to accurately evaluate potential members will be compromised, and we may be unable to effectively predict probable credit losses inherent in our loan portfolio, which would negatively impact our results of operations.

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Our risk management efforts may not be effective.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets and liabilities. To the extent our models used to assess the creditworthiness of potential members do not adequately identify potential risks, the credit scores we produce would not adequately represent the risk profile of such members and could result in higher risk than anticipated. Our risk management policies, procedures, and techniques, including our use of our proprietary credit scoring technology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified or identify concentrations of risk or additional risks to which we may become subject in the future.

We have a history of losses and may not achieve consistent profitability in the future. In addition, if we continue to grow rapidly, we may not be able to manage our growth effectively.

As of December 31, 2022, we had an accumulated deficit of $314 million. We will need to generate and sustain increased revenue levels in future periods to become profitable, and, even if we do so, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and sales operations, continue developing our products including further development of our platforms, increase our service and general product servicing capabilities, compensate our growing employee base, and expand into new markets. In addition, our provision for loan losses, net of recoveries, is based on our expectation of future loan losses related to our loans receivable. As we continue to grow our members and loans receivable, we expect the aggregate amount of this expense will also continue to grow.

Our membership grew from 1,852,000 members as at December 31, 2021 to 1,993,000 members as at December 31, 2022 (when taking into effect the impact on number of members due to the wind down of Moka France in December 2022). Our historical growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. Our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial, management and compliance controls as well as our reporting systems and procedures. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this AIF, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our publicly listed securities may significantly decrease.

Further, the circumstances that accelerated the growth of our business in recent years, including an extended period of general macroeconomic growth in Canada and the U.S., as well as growth in the financial services and technology industries in which we operate, slowed in 2022 and may not return in the future. We may experience declines in the growth of our business (or negative growth) as a result of a number of factors, including slowing demand for our products, insufficient growth in the number of customers that utilize our products, declines in the level of usage of our products by existing members, macroeconomic factors, increasing competition, a decrease in the growth of our overall market or our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth and economic conditions that could reduce financial activity and the maturation of our business, among others. If our growth rate declines, our business, operating results, financial condition and prospects could be adversely affected.

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Carta’s business is reliant on contracts with key customers operating in the payment industry.

There can be no assurance that we will be able to maintain our relationships with these clients or that these client relationships will result in increasing revenue. Given the B2B nature of Carta’s operations, the number of clients that are potential users of the Carta platform is concentrated. Our largest clients may not be easily replaced and the loss of any one or more of such clients may have a material adverse impact on the results of operations and financial condition of the Company. In addition, if we are unable to add new clients, we may not realize anticipated levels of growth in the future.  While we expect this concentration of revenue to decrease over time, we may continue to depend upon a relatively small number of clients for a significant portion of our revenue in the foreseeable future. The loss of a significant client or failure to attract new clients could materially adversely affect our business, financial condition and results of operations.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

Since our founding, we have raised substantial equity and debt financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including increasing our marketing expenditures to improve our brand awareness, developing new products or services or further improving existing products and services, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. In addition, our agreements with our lenders contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing that we secure in the future could involve further restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

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If new products and platform enhancements do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new products and platform enhancements to incorporate additional features, improve functionality or otherwise make our platform more desirable to our members. New product or platform enhancements must achieve high levels of market acceptance in order for us to recoup our investment in developing and bringing them to market.

Any new products, including MogoTrade, and changes to our platforms could fail to attain sufficient market acceptance for many reasons, including, without limitation, the following:

•	our failure to predict market demand accurately and supply products that meet this demand in a timely fashion;

•	members using our platforms may not like, find useful or agree with any changes;

•	defects, errors or failures in our platforms;

•	negative publicity about our products or our platforms' performance or effectiveness;

•	delays in releasing to the market new products or platform enhancements; and

•	the introduction or anticipated introduction of competing products by our competitors.

If our new products or platform enhancements do not achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with new products or enhancements.

We may not realize the expected benefits from acquisitions due to challenges associated with integrating the operations, technologies, and personnel of Mogo and the acquired companies.

Acquisitions, strategic investments, or partnerships could divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition. The anticipated benefits of any acquisition, strategic investment, or partnership may not be realized or we may be exposed to unknown risks or liabilities.

We may seek to acquire or invest in businesses, products, or technologies that we believe could complement our products and services or otherwise offer growth opportunities. The pursuit of potential investments or acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. Any acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures.

We may be required to issue equity or increase debt to acquire businesses which could dilute our shareholders or adversely affect our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations, and financial condition may suffer. Further, we may invest in companies that do not succeed, and our investments may lose all or some of their value, which result in us recording impairment charges reflected in of results of operations.

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Our business is subject to extensive and evolving regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

Our business is subject to numerous federal, provincial and other local laws, ordinances and regulations in each of the jurisdictions in which we operate, which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As we develop and introduce new products and services, we may become subject to additional laws and regulations.

Pursuant to Joint Staff Notice 21-329 (the “Staff Notice”) published by the Canadian Securities Administrators and the Investment Industry Regulatory Organization of Canada (“IIROC”), platforms facilitating trading in security tokens or instruments or contracts involving crypto assets in Canada may be required to register as an investment dealer and become a member of IIROC. Coinsquare, in which Mogo is an approximate 34% shareholder, through its wholly-owned subsidiary, Coinsquare Capital Markets Ltd. (“CCML”), received approval from IIROC for its investment dealer registration and IIROC membership in October 2022. Failure to obtain any future required registration, membership and/or exemption could result in adverse consequences to the business and operations of Coinsquare, and as a result, the Company, including the Company’s ability to use proceeds from any public financings to fund Coinsquare’s activities.  Even in the event that the Company receives applicable registration or exemptions, it may be subject to additional terms and conditions that impact or limit its current and future activities. The failure to obtain necessary regulatory approvals, including registration or exemptions, could negatively impact our business, financial condition and results of operations, including that regulators may take steps to enforce applicable registration requirements under applicable Canadian securities laws. Furthermore, as a reporting issuer, the Company is subject to the regulatory jurisdiction of the BCSC as its principal regulator and the other securities regulators across Canada, including the OSC, and such regulators could impose restrictions or limitations on the Company.  If we fail to comply with regulations or prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences.

In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations, financial condition and the price of our common shares. In addition, future legislation or regulations, or amendments to the existing regulatory regime, could require us to modify our platforms and processes, which may cause us to incur additional costs and lead to a reduction in revenue. As an example, between 2016 and 2018, British Columbia, Alberta and Ontario implemented amendments to legislation and regulations relating to our legacy short-term loan products, which we phased out in the third quarter of 2018. New legislation and regulations respecting 'high-cost credit products' have been implemented in Alberta and Manitoba, came into effect in British Columbia on May 1, 2022, and are currently being contemplated in Ontario that affect certain of our MogoMoney products.

While we endeavor to operate our business model in compliance with the applicable provincial and federal laws, with respect to certain of our business models, the application of certain law may be subject to evolving interpretation and requirements. As such, there is a risk that regulatory bodies or consumers could assert that certain federal or provincial laws are applicable where we have determined that they are not, or that such laws apply to aspects of our business in a manner that we have not addressed. If it is determined that we have not complied with the requirements of applicable laws, we could be subject to civil actions for nullification of contracts, rebate of some or all payments made by members, and damages, or subject to sanctions, penalties, or other enforcement for violation of the laws, any of which outcomes could have a material adverse effect on the Company.

As a registrant and member of IIROC, MogoTrade is subject to extensive regulation in Canada.

MogoTrade is registered as an investment dealer in each of the provinces and territories in Canada, and it is also a member of IIROC. Compliance with many of the regulations applicable to MogoTrade involves a number of risks, particularly in areas where applicable regulations may be subject to interpretation. In the event of non-compliance with an applicable regulation, securities regulators or IIROC may institute administrative or judicial proceedings that may result in censure, fine, civil penalties, issuance of cease-and-desist orders, deregistration or suspension of the non-compliant investment dealer or investment adviser, suspension or disqualification of the investment dealer’s officers or employees, or other adverse consequences. The imposition of any such penalties or orders on MogoTrade regardless of duration or any subsequent appellate results could have a material adverse effect on the Company.

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Additionally, as a result of Coinsquare becoming an investment dealer and IIROC member, MogoTrade was required to provide a cross guarantee to IIROC of the obligations of CCML. In the event of non-compliance by CCML of its obligations to IIROC, MogoTrade may become liable for such obligations under the cross guarantee.

We and our partners obtain, store and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

Cyber security risk is the risk of harm, loss and liability resulting from a failure or breach of information technology systems. We and our third-party partners and service providers, including third-party data centers that we use, obtain and process large amounts of sensitive data, including our members' personal and credit information, bitcoin holdings and other sensitive data relating to our members and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies.

We have administrative, technical, and physical security measures in place, and we have policies and procedures in place to contractually require third parties to whom we transfer data to implement and maintain appropriate security measures. However, if our security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee error, malfeasance, malware, phishing, hacking attacks, system error, trickery, or otherwise, and, as a result, someone obtains unauthorized access to funds, or sensitive information, including personally identifiable information, on our systems or our partners' systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing members, prevent us from obtaining new members, require us to expend significant funds to remedy problems caused by breaches and to implement measures to prevent further breaches, cease operations, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation and costs associated with remediation, such as fraud monitoring. Any actual or perceived security breach at a company providing services to us or our customers could have similar effects.

Our business may be adversely affected by material changes to the interest rate charged to our members and paid to our lenders.

We earn a substantial portion of our revenues from interest payments on the loans we make to our members. Various financial institutions and other funding sources provide, and may in the future provide, us with the capital to fund these term loans and lines of credit and charge us interest on funds that we draw down. In the event that the spread between the rate at which we lend to our members and the rate at which we borrow from our lenders decreases, our financial results and operating performance will be harmed.

There are a variety of factors that could affect the interest rates we charge to our members and which we pay to our lenders, such as access to capital based on our business performance, the volume of loans we make to our members, competition with other lenders, regulatory requirements. These interest rates may also be affected by variations to the types of products we sell to our members and investors over time and a shift among our channels of member acquisition. Interest rate changes may adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies. Any material reduction in our interest rate spread could have a material adverse effect on our business, results of operations and financial condition.

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Our debt financing sources are highly concentrated, and we may not be able to access additional sources of funding on reasonable terms or at all.

We have obtained debt financing from a limited number of lenders. Our reliance on the Credit Facility for a significant amount of our funding exposes us to funding concentration risks. If the lender decides to terminate the Credit Facility, our business, operating results, financial condition and prospects could be adversely affected. In addition, the Credit Facility must be renewed on a periodic basis. If we were unable to renew the Credit Facility on acceptable terms when they became due there could be a material adverse effect on our financial condition, liquidity and results of operations.

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, or acceleration of the maturity date which could materially impact our operations.

Primary funding sources available to support the maintenance and growth of our business include, among others, the Credit Facility. The Credit Facility contains restrictions on the Company’s ability to, among other things, pay dividends, sell or transfer assets, incur additional debt, repay other debt, make certain investments or acquisitions, repurchase or redeem shares, and engage in alternate business activities. The Credit Facility also contains a number of covenants that require the Company to maintain certain specified financial ratios. Description of these covenants, requirements and events are set out in the Credit Facility agreement.

During the occurrence of an event of default under the Credit Facility, for example, principal collections from our consumer loans would be applied to repay principal under the Credit Facility rather than being available on a revolving basis to fund newly originated loans. During the occurrence of an event of default under any of our debt, including debt owing under the Credit Facility, debt owing to the holders of debentures issued by the Company or debt owing to future facilities we may enter into, the applicable lender could accelerate the repayment of our debt and the lender's commitments to extend further credit would terminate. If we were unable to repay the amounts due and payable under our debt when due, the applicable lender could seek remedies, including against the collateral pledged as security for such debt.

An event of default or other event requiring early repayment of the Credit Facility would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to curtail the origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flow, which in turn could have a material adverse effect on our ability to meet our obligations under our facility.

Banks, financial institutions and insurance providers may not provide banking or insurance services, or may cut off such services, to businesses that provide cryptocurrency-related services.

A number of companies that provide cryptocurrency-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. The Company may be adversely impacted if its investee, Coinsquare, is unable to secure such banking services. Given the novelty of the cryptocurrency space, operating insurance may not be available or uneconomical to Coinsquare, or the nature or level may be insufficient to provide adequate insurance coverage. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on Coinsquare, and the Company as a result.

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The price of our publicly traded securities could be subject to wide price swings since the value of cryptocurrencies may be subject to pricing risk and have historically been subject to wide swings in value.

In light of the Company's investment in Coinsquare, the market price of our publicly traded securities may be subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or the blockchain generally, factors over which the Company has little or no influence or control.

Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or the Company or its share price, inflating and making their market prices more volatile or creating "bubble" type risks. Such factors could have an adverse effect on the business, prospects or operations of the Company. As a result, the value of our publicly traded securities, and the value of cryptocurrencies generally may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in market prices or profits from related or unrelated investments.

Our investment in Coinsquare may expose us to certain risks, which could have a material adverse effect on our financial conditions and results of operations, including the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space.

Mogo is an approximate 34% shareholder in Coinsquare, one of Canada’s leading crypto exchanges. In 2022, a number of digital asset exchanges filed for bankruptcy proceedings and/or became the subjects of investigation by various governmental agencies for, among other things, fraud, causing a loss of confidence and an increase in negative publicity for the digital asset ecosystem. As a result, many digital asset markets have experienced increased price volatility. The cryptocurrency ecosystem may continue to be negatively impacted and experience long term volatility if public confidence decreases.

The failure of several crypto platforms has impacted and may continue to impact the broader crypto economy; the full extent of these impacts may not yet be known. Coinsquare is part of the cryptocurrency environment and is subject to volatility resulting from financial instability, poor business practices, and fraudulent activities of players in the cryptocurrency market. When investors in cryptocurrency and cryptocurrency-based companies experience financial difficulty as a result of price volatility, poor business practices, and/or fraud, it has, and may cause loss of confidence in the cryptocurrency space, reputational harm to cryptocurrency assets, heightened scrutiny by regulatory authorities and law makers, among other material impacts.

These events are continuing to develop and it is not possible to predict, at this time, every risk that they may pose to us, our service providers, or the digital asset industry as a whole. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect our investment in Coinsquare, which could have a material adverse effect on our financial condition.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from members. There are federal, provincial and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties or other harms to our business.

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While we have policies and procedures in place to protect personally identifiable information and other sensitive data of our members that comply with applicable laws, the regulatory framework for privacy issues in Canada is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platforms. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

 It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

The success of our platforms depend, in part, upon our intellectual property. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, suppliers and other third parties to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We currently do not have any issued patents.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights.

Our failure to secure, protect and enforce our intellectual property rights could seriously harm our brand and adversely affect our business.

We may face claims by third parties for alleged infringement of their intellectual property rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may claim that we infringe their intellectual property rights. Claims of infringement are becoming increasingly common as the software industry develops and third parties may assert infringement claims against us in the future. Although we have developed most of our platforms, we do include third-party software in our platforms. In these cases, this software is licensed from the entity holding the intellectual property rights. Although we believe that we have secured proper licenses for all third-party software that is integrated into our platforms, third parties may assert infringement claims against us in the future. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on reasonable terms. In addition, such litigation could be disruptive to our ability to generate revenue or enter into new market opportunities and may result in significantly increased costs as a result of our defense against those claims or our attempt to license the intellectual property rights or rework our platforms to ensure they comply with judicial decisions. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any of the foregoing could have a significant adverse effect on our business and operating results as well as our ability to generate future revenue.

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Some aspects of our platforms include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We incorporate open-source software into our proprietary platforms and into other processes supporting our business. Such open-source software may include software covered by licenses like the GNU General Public License and the Apache License. The terms of various open-source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of the platforms and negatively affects our business operations. Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use. If portions of our proprietary platforms are determined to be subject to an open-source license, or if the license terms for the open-source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our platforms or change our business activities. In addition to risks related to license requirements, the use of open-source software can lead to greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open-source software cannot be eliminated, and could adversely affect our business.

If our software contains serious errors or defects, we may lose revenue and market acceptance.

Software developed for our proprietary platforms, including MogoTrade, often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced. Despite internal testing, our platforms may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Since the software we use is a critical component to our proprietary platforms, errors, defects, security vulnerabilities, service interruptions or software bugs in our platforms could result in inappropriate loan decisioning and corresponding credit scores or interest rates or outages that could affect our ability to process some customers’ MogoTrade transactions.

We rely on data from third parties for the successful operation of our platforms.

Our ability to review and select qualified members depends on credit, identification, employment and other relevant information that we receive from third parties, including credit bureaus. If this information becomes unavailable or becomes more expensive to access, it could increase our costs as we seek alternative sources of information. If this third-party data is incorrect, our ability to identify qualified members or approve and price products may suffer and our business may be harmed.

Operating risk and insurance coverage.

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

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Our levels of indebtedness can have negative implications for our shareholders.

We have, and anticipate having, a significant amount of indebtedness. Our ability to make payments of principal and interest on our funding debt will depend on our future operating performance and our ability to enter into additional debt and equity financings, which to a certain extent, is subject to economic, financial, competitive and other factors beyond our control. If, in the future, we are unable to generate sufficient cash flow to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our operating performance and any additional equity financing would result in the dilution of shareholders.

Our substantial indebtedness could have significant consequences to shareholders, such as the inability to satisfy our obligations under our credit facility and increased vulnerability to adverse general economic and industry conditions. We may find it more difficult to fund future working capital, capital expenditures, general corporate purposes or other purposes and we would have to allocate a substantial portion of our cash resources to the payment on our indebtedness, which would reduce the funds available for operations and for distribution to shareholders.

Our success and future growth depend in part on our successful marketing efforts and increased brand awareness. Failure to effectively use our brand to convert sales may negatively affect our growth and our financial performance.

We believe that an important component of our growth will be continued market penetration through our digital marketing channel and leveraging our marketing collaboration agreement with Postmedia. To achieve this growth, we anticipate relying heavily on marketing and advertising to increase the visibility of the Mogo brand with potential members. The goal of this marketing and advertising is to increase the strength, recognition and trust in the Mogo brand, and drive more unique visitors to open MogoAccounts and access Mogo products. We incurred expenses of $11.2 million on sales and marketing in the year ended December 31, 2022.

Our business model relies on our ability to scale rapidly and to decrease incremental member acquisition costs as we grow. If we are unable to recover our marketing costs through increases in website traffic and in our conversion rates, or if we discontinue our broad marketing campaigns, it could have a material adverse effect on our growth, results of operations and financial condition.

Member complaints or negative publicity could result in a decline in our member growth and our business could suffer.

Our reputation is very important to attracting new members to Mogo as well as securing repeat lending and mortgage refinancing to existing members. While we believe that we have a good reputation and that we provide our members with a superior experience, there can be no assurance that we will continue to maintain a good relationship with our members or avoid negative publicity. Any damage to our reputation, whether arising from our conduct of business, negative publicity, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with securities regulatory authorities and TSX and Nasdaq requirements, security breaches or otherwise could have a material adverse effect on our business.

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Any misconduct or errors by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to process a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan transactions that involve the use and disclosure of personal and business information. We could be materially adversely affected if transactions are redirected, misappropriated or otherwise improperly executed, if personal and business information is disclosed to unintended recipients or if an operational breakdown or failure in the processing of other transactions occurs, whether as a result of human error, a purposeful sabotage or by means of a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with members is governed by various federal and provincial laws. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow our protocol when interacting with members, we could be liable for damages and subject to regulatory actions and penalties. As a result, we could also be perceived to have facilitated or participated in illegal misappropriation of funds, documents or data, or failed to have followed protocol, and therefore be subject to civil or criminal liability. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our members, inability to attract future members, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Our business depends on our ability to collect payments and service the products we make available to our members.

We rely on banks and services providers to facilitate funds transfers within our MogoAccount, including among other things, the disbursement of proceeds of newly originated loans to our members, the collection of payments from members, and the processing of funding and withdrawal requests to and from members' MogoCards. As we are not a bank, we do not have the ability to directly access the electronic funds transfer payment network, and must therefore rely on a service provider to process our transactions. If we cannot continue to obtain such services from our current institution, service provider or elsewhere, or if we cannot transition to another processor quickly, our ability to process transactions will suffer.

We rely on third-party partners and service providers to deliver our products and services. Any disruption of service by such third parties could interrupt or delay our ability to deliver our products and service to our members.

We rely on third-party partners and service providers to deliver our products and services, including with respect to the provision of such products and services, account verification, credit decisioning, transaction processing. We also serve our members from third-party cloud-based and traditional data center facilities. The continuous availability of our service depends on the continued operations of these third-party partners, service providers and facilities. In addition, we depend on the ability of our third-party partners and service providers to protect their operations and facilities against damage or interruption from security breaches, natural disasters, power or telecommunications failures, criminal acts and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, our business could be harmed.

We designed our system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platforms. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with members and cause our revenue to decrease or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.

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We face increasing competition and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that provide financial services to individuals. These traditional financial institutions include banks, credit unions, credit card issuers and other consumer finance companies. In addition, other technology companies may begin to focus, or may in the future focus, their efforts on targeting millennials.

In some cases, some competitors may offer a broader range of financial products to our members, and some competitors may offer a specialized set of specific products or services. Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract customers more effectively than we do.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing or credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

If the information provided by members to us is incorrect or fraudulent, we may misjudge a member's qualification to receive a loan and our operating results may be harmed.

Our lending decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, our credit model may not accurately reflect the associated risk. In addition, data provided by third-party sources is a significant component of our credit model, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and operating results.

We also use identity and fraud check analyzing data provided by external databases to authenticate each member's identity. There is a risk, however, that these checks could fail, and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, operating results and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our operating results, brand and reputation and require us to take steps to reduce fraud risk, which could increase our costs.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including David Feller, our Chair and Chief Executive Officer ("CEO"), and Gregory Feller, our President and Chief Financial Officer ("CFO"). Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and despite maintaining a comprehensive succession plan, we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

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Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled engineering and data analytics personnel is extremely intense, and we continue to face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the price of our common shares may adversely affect our ability to attract or retain highly skilled technical, financial and marketing personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our members could diminish, resulting in a material adverse effect on our business.

If we cannot maintain our corporate culture, we could lose valuable qualities from our workforce.

We believe that our corporate culture is a critical component of our success, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we evolve, we may find it difficult to maintain these valuable aspects of our corporate culture. Failure to preserve our corporate culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Litigation may adversely affect our business and financial condition.

Our business is subject to the risk of litigation by employees, members, consumers, suppliers, competitors, shareholders, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of law suits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect consumer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business and financial condition.

United States investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act of British Columbia (“BCBCA”), that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

If we become a passive foreign investment company (“PFIC”) for United States federal income tax purposes, certain adverse tax rules may apply to U.S. Holders of our common shares.

Based on the market price of our Common Shares and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for the purposes of the PFIC determination will generally be determined by reference to the market price of our Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year or will not be classified as a PFIC in the future.

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We will be classified as a PFIC for any taxable year for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined under “United States Federal Income Tax Considerations”) holds common shares, such U.S. Holders could be subject to adverse United States federal income tax consequences whether or not we continue to be a PFIC. For example, U.S. Holders may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If we are a PFIC during which a U.S. Holder holds common shares, such U.S. Holder may be able to make a “mark-to-market” election or a “qualified electing fund” election that could mitigate the adverse United States federal income tax consequences that would otherwise apply to such U.S. Holder. Although upon request of a U.S. Holder, we will provide the information necessary for a U.S. Holder to make the qualified election, no assurance can be given that such information will be available for any lower-tier PFIC that we do not control.

Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of our Common Stock.

Our common stock is listed on the Nasdaq Global Market. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price be at least $1.00 per share. On October 28, 2022 we received a notice of deficiency from the Nasdaq. We have 180 days from October 28, 2022, or through April 26, 2023, to regain compliance with the bid price requirement. If we fail to regain compliance during the initial 180-day period, we may qualify for an additional 180-day compliance period and/or the Company could effect a reverse stock split if necessary to regain compliance. If we fail to regain compliance with the continued listing requirements for The Nasdaq Global Market and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, our ability to obtain financing to repay debt and fund our operations. Our common stock would continue to be listed on the Toronto Stock Exchange.

Pandemics, including the COVID-19 pandemic, could materially adversely affect our business, financial position and results of operations.

The COVID-19 pandemic has had, and may continue to have, a broad impact across industries and the economy, including impacts on our operations and our employees, partners and members. At the onset of the COVID-19 pandemic in March 2020, governments and regulatory bodies in affected areas imposed a number of measures designed to contain the COVID-19 pandemic, including widespread business closures, social distancing protocols, travel restrictions, quarantines, curfews and restrictions on gatherings and events. While substantially all containment measures in Canada have been lifted, additional safety precautions and operating protocols aimed at containing the spread of COVID 19 may be instituted in line with guidance of public health authorities. We modified our business practices in response to the COVID-19 pandemic and we may take further actions as required by government authorities or that we determine are warranted. Future disruptions arising from the ongoing COVID-19 pandemic or a new pandemic could have a material adverse effect on our business, financial condition and results of operations.

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Further, as a result of the COVID-19 pandemic, global equity and capital markets have experienced and may continue to experience significant volatility and weakness. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which the COVID-19 pandemic may impact the Company’s future business, including its operations and the market for its securities, will depend on future economic developments, which are highly uncertain and cannot be predicted at this time. To the extent that the COVID-19 pandemic or a new pandemic harms our business and results of operations, many of the other risks described in this "Risk Factors" section may be heightened.

If we fail to maintain effective internal control over financial reporting, as well as required disclosure controls and procedures, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act of 2002 and related rules of the United States Securities Exchange Commission (the “SEC”) require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our current controls and any new controls that we develop could become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. If these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business might be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any postimplementation issues that might arise. Further, weaknesses in our disclosure controls and internal control over financial reporting could be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and could result in a restatement of our consolidated financial statements for prior periods. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. Ineffective disclosure controls and procedures or internal control over financial reporting could harm our business, cause investors to lose confidence in the accuracy and completeness of our reported financial and other information, and result in us becoming subject to investigations by the stock exchanges on which our securities are listed, the SEC or other regulatory authorities, any of which would likely have a negative effect on the trading price of our shares and have a material and adverse effect on our business, results of operations, financial condition and prospects. In addition, if we are unable to continue to meet these requirements, we might not be able to remain listed on the Nasdaq.

We rely on third parties to perform key functions.

We rely on certain third-party systems and third-party service providers, internet service providers, payment services providers, market and third-party data providers, regulatory services providers, clearing systems, market makers, exchange systems, banking systems, payment gateways that link us to the payment card and bank clearing networks to process transactions, co-location facilities, communications facilities, and other third-party facilities to run our platform, facilitate trades by our customers, provide the technology we use to manage some of our cryptocurrency custody, transfer, and settlement operations, and support or carry out some regulatory obligations. In addition, external content providers provide us with financial information, market news, charts, option and stock quotes, cryptocurrency quotes, research reports, and other fundamental data that we provide to our customers. These providers are susceptible to processing, operational, technological and security vulnerabilities, including security breaches, which might impact our business, and our ability to monitor our third-party service providers’ data security is limited. In addition, these third-party service providers might rely on subcontractors to provide services to us that face similar risks. We face a risk that our third-party service providers might be unable or unwilling to continue to provide these services to meet our current needs in an efficient, cost-effective manner or to expand their services to meet our needs in the future. Any failures by our third-party service providers that result in an interruption in service, unauthorized access, misuse, loss or destruction of data or other similar occurrences could interrupt our business, cause us to incur losses, result in decreased customer satisfaction and increase customer attrition, subject us to customer complaints, significant fines, litigation, disputes, claims, regulatory investigations or other inquiries and harm our reputation. Regulators might also hold us responsible for the failures of our providers.

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Cost-cutting may adversely affect our business.

In response to challenging macroeconomic conditions, we have taken aggressive cost-cutting steps to accelerate the path to profitability and make us a more efficient company. There can be no guarantee that these cost-cutting measures will be successful. We face a risk that our cost-cutting measures negatively impact. Cost-cutting steps, if managed incorrectly, may have a material and adverse effect on our business, results of operations, financial condition and prospects or our ability to expand our business.

Our insurance coverage might be inadequate or expensive.

While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations.

Our flexible remote working model subjects us to heightened operational risks.

We have a flexible remote work policy, under which a large segment of our employees are not required to come into the office on a daily basis. Allowing our employees to work remotely subjects us to heightened operational risks. There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees accessing company data and systems remotely. We also face challenges due to the need to operate with a dispersed and remote workforce, as well as increased costs related to business continuity initiatives. Our flexible remote working model may make it more difficult for us to preserve our corporate culture of innovation and our employees might have decreased opportunities to collaborate in meaningful ways. Further, we cannot guarantee that having a large portion of our workforce continuing to work remotely will not have a negative impact on employee morale or productivity. Any failure to overcome the challenges presented by our flexible remote work policy could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, maintain product development velocity, and execute on our business strategy.

If we do not maintain the net capital levels required by regulators, our broker-dealer business may be restricted and we may be fined or subject to other disciplinary or corrective actions.

The SEC, Financial Industry Regulatory Authority (“FINRA”), and various state regulators have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Failure to maintain the required net capital levels could result in immediate suspension of securities activities, suspension or expulsion by the SEC or FINRA, restrictions on our ability to expand our existing business or to commence new businesses, and could ultimately lead to the liquidation and/or winding down of our broker-dealer business. If such net capital rules are changed or expanded, if there is an unusually large charge against net capital, or if we make changes in our business operations that increase our capital requirements, operations that require an intensive use of capital could be limited. A large operating loss or charge against net capital could have adverse effects on our ability to maintain or expand our business.

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Dividends and Distributions

The holders of Common Shares are entitled to receive distributions as and when declared from time to time on the Common Shares by the Board, acting in its sole discretion, out of the Company's assets properly available for the payment of dividends.

The Company intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Common Shares in the foreseeable future. The declaration of any future dividends by the Board will be dependent on the Company's earnings, liquidity position, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

Description of Capital Structure and Dividends

The Company's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at December 31, 2022, there were 74,977,540 Common Shares and no preferred shares issued and outstanding.

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Company's shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by the Board. Holders of Common Shares are entitled to participate in any distribution of the Company's net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per share.

No dividends have been declared on the Company’s securities in the three most recently completed financial years.

Market for Securities

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol "MOGO" and on the Nasdaq under the symbol "MOGO". The Listed Warrants were listed and posted for trading on the TSX under the symbol "MOGO.WT" until January 3, 2023 when they were delisted upon expiry.

The following tables set forth the reported price range and total volume of the Common Shares and Listed Warrants for the most recently completed financial year.

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Common Shares

	TSX (prices in Canadian dollars)			Nasdaq (prices in U.S. dollars)
Month	High Trading Price ($)	Low Trading Price ($)	Average Volume	High Trading Price ($)	Low Trading Price ($)	Average Volume
January 2022	3.43	3.16	395,127	2.76	2.54	926,003
February 2022	3.03	2.80	342,406	2.39	2.18	462,574
March 2022	3.12	2.90	372,713	2.48	2.29	543,365
April 2022	3.07	2.86	254,359	2.43	2.26	319,807
May 2022	1.90	1.71	294,993	1.46	1.31	459,781
June 2022	1.45	1.31	276,130	1.14	1.03	546,809
July 2022	1.25	1.17	145,019	0.97	0.90	246,339
August 2022	1.60	1,50	123,459	1.24	1.15	243,660
September 2022	1.39	1.31	73,770	1.05	0.98	137,553
October 2022	1.21	1.13	126,674	0.89	0.82	185,979
November 2022	0.92	0.87	124,804	0.69	0.64	154,384
December 2022	0.77	0.72	179,289	0.56	0.53	281,363

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2022 Annual Information Form

Listed Warrants

	TSX (prices in Canadian dollars)
Month	High Trading Price ($)	Low Trading Price ($)	Average Volume
January 2022	1.66	1.62	365
February 2022	1.46	1.46	92
March 2022	1.47	1.42	583
April 2022	1.27	1.24	335
May 2022	0.46	0.45	1,036
June 2022	0.27	0.27	1,177
July 2022	0.14	0.14	2,025
August 2022	0.22	0.22	371
September 2022	0.11	0.11	405
October 2022	0.09	0.09	1,525
November 2022	0.02	0.02	3,481
December 2022	0.01	0.01	465

Escrowed Securities and Securities Subject to a Contractual Restriction on Transfer

The following securities are subject to escrow arrangements or contractual restrictions on transfer as at March 23, 2023:

Designation of Class	Number of Securities Held in Escrow or Subject to a Contractual Restriction on Transfer	Percentage of Class
Common Shares12345	611,152	0.8%

1.

In connection with the acquisition of Carta, 276,382 Common Shares are held by an intermediary limited partnership and will be distributed to eligible limited partners on or about January 25, 2024, in accordance with the terms of such limited partnership agreement.

2.

In connection with the acquisition of Moka, 297,270 Common Shares were in escrow as at December 31, 2022. 5,849 of those Common Shares were released from escrow on February 6, 2023. 276,977 were released from escrow on February 17, 2023 and 5,915 were forfeited on February 6, 2023. The remaining shares are subject to restrictions and release conditions pursuant to the terms of escrow agreements between the Company and certain former Moka shareholders and for which the final escrow termination date is May 4, 2024. 8,529 of those remaining Common Shares were issued to employee shareholders and are released on a quarterly basis subject to forfeiture provisions.

3.

In connection with the acquisition of Fortification, 37,500 Common Shares were in escrow as at December 31, 2022. The shares are subject to restrictions and release conditions pursuant to the terms of an escrow agreement between the Company and the former shareholders of Fortification and for which the final escrow termination date is August 31, 2024.

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2022 Annual Information Form

Prior Sales

In 2022, the Company issued the following securities not listed or quoted on a marketplace:

Date of Issue	Exercise Price	Number of Securities Issued
Options to purchase Common Shares:
March 30, 2022	$3.70	274,778
March 31, 2022	$3.61	452,500
June 18, 2022	$1.11	621,734
June 29, 2022	$1.25	90,000
September 30, 2022	$1.24	341,000
November 21, 2022	$0.83	1,506,700
December 31, 2022	$0.75	169,500

Directors and Officers

Name, Occupation and Security Holding

The following table sets out, as of the date of this AIF, for each of the Company's directors and executive officers, the person's name, province or state and country of residence, position with the Company, principal occupation and, if a director, the date on which the director first became a director.

Directors are elected each year at the annual meeting of shareholders of the Company to serve until the next annual meeting or until a successor is elected or appointed.

The following table sets forth information regarding our directors and executive officers as of the date of this AIF:

Name and Province or State and Country of Residence	Position/Title	Director/Officer Since	Principal Occupation During Past 5 Years
David Feller British Columbia, Canada	Chair of the Board, CEO	August 26, 2003	CEO of Mogo
Gregory Feller[1] New York, United States	President, CFO and Director	April 10, 2015	President & CFO of Mogo
Michael Wekerle[2] Ontario, Canada	Director	June 21, 2019	Chairman of Waterloo Innovation Network
Christopher Payne[3] Ontario, Canada	Director	January 25, 2021	Managing Partner and Founder of Hawthorn Equity Partners
Liam Cheung[1] Quebec, Canada	Director	June 29, 2021	Managing Director, Tactico Inc.
Wendy Rudd[4] Ontario, Canada	Director	June 29, 2021	Consultant

1.	Member of the Investment Committee.
2.	Member of the Audit Committee; Chair of the Corporate Governance, Compensation and Nominating Committee ("CGCNC"); Chair of the Investment Committee.
3.	Chair of the Audit Committee; Member of the CGCNC.
4.	Member of the CGCNC; Member of the Audit Committee.

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As at December 31, 2022, the directors and executive officers of the Company directly or beneficially owned or controlled an aggregate of 9,148,682 Common Shares, representing approximately 12% of the Company's issued and outstanding Common Shares as of December 31, 2022.

Biographies

The following are brief profiles of our executive officers and directors, including a description of each individual's principal occupation within the past five years.

David Feller. founded Mogo in 2003 and currently serves as the Company’s Chief Executive Officer and Chair of our Board. Over the past 20 years, Mr. Feller has grown Mogo into Canada's leading financial technology and payments company with 2 million members, annual revenues exceeding $68 million and more than 250 team members.. During that time, he led the Company through equity and debt financings totaling more than $500 million, securing two credit facilities with a leading global investment firm, the Company's IPO on the TSX, listing on the NASDAQ and subsequent public offerings. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree. Mr. Feller’s experience leading the business along with his responsibilities for the strategic direction, product innovation and management of Mogo’s day to day operations, bring broad industry and specific institutional knowledge and experience to the Board.

Gregory Feller is a co-founder of Mogo, has served as the Company's Chief Financial Officer since August 2011, and has served as a member of our Board and President of the Company since April 2015. Prior to his appointment, Mr. Feller was a Managing Director and Co-Head of the Technology Investment Banking Group at Citadel Securities, a financial services group. From 2008 to 2010, Mr. Feller was a Managing Director at UBS Investment Bank, a global financial institution. Prior to joining UBS, Mr. Feller was a Managing Director with Lehman Brothers where he worked from 2001 to 2008 and a Vice President at Goldman Sachs & Co. from 1998 to 2000. Mr. Feller has a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Masters of Management from the Kellogg School of Management at Northwestern University, where he graduated Beta Gamma Sigma.

Michael Wekerle was a co-founder and partner of Griffiths McBurney & Partners' sales and trading operations in 1995. He served as Vice Chairman of Institutional Trading at GMP Securities L.P. until August 2011 where he was widely considered a leading investment advisor in Canada. During his time, he helped establish the firm's hedge fund and institutional trading desk and developed a reputation for assisting clients in profiting from large-scale transactions. Prior to his tenure at GMP, Mr. Wekerle was head of institutional trading at First Marathon Securities Ltd.

Christopher Payne has deep experience in M&A and private equity with a strong focus on the technology sector. He is the Managing Partner and Founder of Hawthorn Equity Partners, a leading middle market private equity firm launched in 2005. Previously, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Prior to CIBC, he was an entrepreneur working with a group of investors and executives in Silicon Valley on the formation of a business that ultimately became PayPal. Mr. Payne also worked at BMO Nesbitt Burns in M&A and later helped start BMO Nesbitt Burns Equity Partners, a North American mid-market focused merchant bank. He holds an Honour's Bachelor's Degree in Commerce from Queen's University and an MBA from The Wharton School.

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Wendy Rudd is an innovative securities industry leader, with demonstrated accomplishments including the introduction of leading-edge electronic trading products and services to the Canadian market. Most recently, as a senior executive at IIROC, she was instrumental in modernizing the regulation of Canadian equity and debt markets, as well as the conduct and prudential regulation of investment dealers. Ms. Rudd’s past positions include Partner - Capital Markets for Capco, Chief Executive Officer at TriAct Canada Marketplace, and senior management roles in business development at ITG Canada, CIBC World Markets and the Toronto Stock Exchange. She is currently a member of the Coinsquare Board of Directors, and has served as President of the Canadian Capital Markets Association and as a member of the IIROC Board of Directors. Ms. Rudd holds a Bachelor of Mathematics degree in Computer Science from the University of Waterloo, and a Masters of Business Administration from Wilfrid Laurier University.

Liam Cheung has held senior executive positions relating to corporate strategy, technology and operations for brokerage and trading businesses throughout North America, Asia and Europe. Most recently, Dr. Cheung served as Executive Chairman of Moka and CEO of Tactex Asset Management Inc. and continues to be a director of both companies. He was the founder of Tactico Inc., where he successfully managed a portfolio of investments including Fidelity Clearing Canada, Omega ATS, Pointus Trading, Verticlear and JitneyTrade. Prior to founding Tactico, Dr. Cheung was instrumental in successfully establishing new businesses, divisions or other strategic initiatives for several brokerage and trading technology companies, including an execution routing technology firm, a direct market access division for global equity, options, foreign exchange and fixed income trading, an automated algorithmic trading technologies division, a hedge fund infrastructure firm, and the implementation of a representative office in Asia. Dr. Cheung is an associate of the Society of Actuaries and holds the chartered financial analyst designation. He additionally holds a Ph.D. in Economics from McGill University, as well as a M.Sc. in Management from Boston University and a BMath from University of Waterloo.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

None of our directors or executive officers has, within the 10 years prior to the date of this AIF, been a director, chief executive officer or chief financial officer of any company (including us) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

Corporate Bankruptcies

None of our directors, executive officers, or shareholders holding a sufficient number of securities to affect materially the control of the Company, (i) has, within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) is, or has been within the last 10 years before the date of this AIF, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or executive officer of the Company or shareholder holding sufficient securities of the Company to affect materially the control of the Company has:

•

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

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Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest among us and our directors, officers or other members of management as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies.

Interests of Management and Others in Material Transactions

To the best of our knowledge, there are no material interests, direct or indirect, of any of our directors or senior management, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Legal Proceedings and Regulatory Actions

Legal Proceedings

We are from time to time involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

Regulatory Actions

Neither the Company nor its subsidiaries are involved in any regulatory action which would have a material adverse effect on the Company.

Transfer Agents and Registrars

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which we have entered into since the beginning of the last financial year, or entered into prior to such date and are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations.

•

Amended and Restated Subordination Agreement (Thurlow Guarantee) dated September 30, 2020 among DB FSLF 50 LLC, Dale Matheson Carr-Hilton LaBonte LLP and Mogo Finance Technology Inc., pursuant to which the security granted to Dale Matheson Carr-Hilton LaBonte LLP on behalf of the holders of certain secured debentures, securing debt owing under the secured debentures, is subordinated and postponed to the security granted to DB FSLF 50 LLC.

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•

Amended and Restated Subordination Agreement dated September 30, 2020 among DB FSLF 50 LLC, Dale Matheson Carr-Hilton LaBonte LLP, Mogo Finance, Mogo Mortgage Technology Inc., Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., Hornby Loan Brokers (Ottawa) Inc., Horny Leasing Inc., Thurlow Management Inc., Thurlow Capital (BC) Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (Ontario) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ottawa) Inc. and Mogo Technology Inc., pursuant to which the security granted to Dale Matheson Carr-Hilton LaBonte LLP on behalf of the holders of certain secured debentures, securing debt owing under the secured debentures, is subordinated and postponed to the security granted to DB FSLF 50 LLC.

•	Amended and Restated Revolving Credit and Guarantee Agreement dated as of July 16, 2019, between Mogo, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., the Company, and DB FSLF 50 LLC, as amended. See "Business Description – Credit Facility" for more details.

Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com. The above summaries are qualified in their entirety by reference to the terms of the contract.

Experts

Names of Experts

Our annual consolidated financial statements as of December 31, 2022 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Interests of Experts

KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

Information on the Audit Committee

The Audit Committee's Charter

The Company's Audit Committee Charter is included in Appendix A.

Composition of the Audit Committee

Mogo's Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with National Instrument 52-110 – Audit Committees ("NI 52-110") and with the NASDAQ Stock Market Rules. The members of the Audit Committee are Christopher Payne (Chair), Michael Wekerle, and Wendy Rudd.

Relevant Education and Experience

The Board has considered the extensive financial experience of Mr. Wekerle, Mr. Payne, and Ms. Rudd and has determined that each is (i) financially literate in accordance with NI 52-110 and Rule 10A-3 under the Exchange Act, and (ii) an independent director as that term is defined by the applicable Canadian and SEC rules and in the NASDAQ Stock Market Rules.

Specifically, for the purposes of NI 52‑110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. Additionally, at least one member of the Audit Committee must be an "audit committee financial expert" as defined by the SEC. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues.

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Audit Committee Oversight

Pre-Approval Policies and Procedures

Under its charter, the Audit Committee is required to pre‑approve all audit and non‑audit services to be performed by the external auditors in relation to the Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services or routine advisory work as required by management during the year. The Audit Committee is also required to approve the engagement letter for all non‑audit services and estimated fees thereof, other than those for de minimis services or routine advisory work as required by management during the year. The pre‑approval process for non‑audit services will also involve a consideration of the potential impact of such services on the independence of the external auditors. The Audit Committee has also established an External Auditor Hiring Policy.

External Auditor Service Fees (By Category)

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP in 2021 and 2022. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended December 31, 2022	Year ended December 31, 2021
Audit Fees[1]	$1,472,220	$1,484,471
Audit Related Fees[2]	-	-
Tax Fees[3]	$187,547	$47,962
All Other Fees[4]	-	-
Total Fees Paid	$1,659,767	$1,532,433

(1)	"Audit fees" means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.
(2)

"Audit related fees" represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees.

(3)	"Tax fees" of 2022 and 2021 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.
(4)	"All other fees" refers to the routine consulting services.

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Additional Information

Additional information including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans will be contained in the Company's management information circular for its annual meeting of shareholders.

Additional information relating to Mogo Inc. can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional financial information is available in the annual audited financial statements and management's discussion and analysis for the financial year ended December 31, 2022.

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Appendix A – Audit Committee Charter

1.0 Charter Overview

Established Audit Committee

It is the policy of Mogo Inc., including its subsidiaries and affiliates (collectively, "Mogo"), to establish and maintain an Audit Committee (the "Committee") to assist the Directors of Mogo in carrying out the Board's oversight responsibility for the accounting, internal controls, financial reporting, audits of financial statements, and risk management processes of Mogo.

Resources / admin support

The Committee is provided with resources commensurate with the duties and responsibilities assigned to it by the Board including appropriate administrative support. Without limiting the generality of the foregoing, Mogo provides for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of:

(a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Mogo;

(b) compensation to any advisors engaged by the Committee under Section 4(c) of this Charter; and

(c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Investigations / unrestricted access

If determined appropriate by the Committee, it has the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or other experts.

The Committee has unrestricted access to Mogo's external auditors, is authorized to seek any information that it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

2.0 Composition of Committee

(a) Composition

Committee minimum

The Committee is established by a resolution of the Board. The Committee must consist of a minimum of three (3) Directors. The Board appoints the members of the Committee and may seek the advice and assistance of the Corporate Governance, Compensation and Nominating Committee in identifying qualified candidates. The Board appoints one member of the Committee to be the chair of the Committee (the "Chair").

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(b) Independence

All members are independent

All of the members of the Committee must be Directors who are independent within the meaning of National Instrument 52-110 — Audit Committees ("NI 52-110"), Rules 10A-3 under the United States Securities Exchange Act of 1934, as amended, and the rules of any stock exchange or market on which Mogo's shares are listed or posted for trading (collectively, "Applicable Governance Rules").

In this Charter, the term "independent" includes the meanings given to similar terms by Applicable Governance Rules, including the terms "non-executive", "outside" and "unrelated" to the extent such terms are applicable under Applicable Governance Rules. No member of the Committee will have participated in the preparation of the financial statements of Mogo or any current subsidiary of Mogo at any time during the past three (3) years.

(c) Financial Literacy

Understanding of financial statements

All members of the Committee must be able to read and understand fundamental financial statements (including a balance sheet, income statement and cash flow statement) and read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of the issues that can reasonably be expected to be raised by Mogo's financial statements.

Audit committee financial expert	At least one member of the Committee must be an "audit committee financial expert" as defined by the United States Securities and Exchange Commission.

(d) Term Length

Term length	A Director appointed by the Board to the Committee will be a member of the Committee until replaced by the Board or until the individual resigns.

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3.0 Meetings of the Committee

(a) Frequency of Meetings

Frequency

The Committee convenes a minimum of four times each year at such times and places as may be determined by the Chair of the Committee, and whenever a meeting is requested by the Board, a member of the Committee, the auditors or senior management of Mogo. Scheduled meetings of the Committee correspond with the review of the quarterly and year-end financial statements and management discussion and analysis.

(b) Notice of a Meeting

Notice of a meeting	Notice of each meeting of the Committee is given to each member of the Committee. Notice of a meeting of the Committee will:

•	be in writing, which includes electronic communication facilities;

•	state the nature of the business to be transacted at the meeting in reasonable detail;

•	to the extent practicable, be accompanied by a copy of any documentation to be considered at the meeting; and

•	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

(c) Quorum

Quorum

A quorum for the transaction of business at a meeting of the Committee will consist of a majority of the members of the Committee. However, it is the practice of the Committee to require review, and, if necessary, approval of important matters by all members of the Committee.

(d) Forms of Communication

Communication

A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permits all persons participating in the meeting to communicate with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

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(e) Absence of the Chair

Absence of the Chair

In the absence of the Chair of the Committee, the members of the Committee choose one of the members present to chair the meeting. In addition, the members of the Committee choose one of the persons present to be the secretary of the meeting.

(f) Inviting Guests

Inviting guests to meetings

The Committee may invite such persons to attend meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or by applicable laws.

(g) External Auditors

Presence of external auditors

The Committee may invite the external auditors to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of Mogo.

The Committee:

●       meets with the external auditors separately from individuals other than the Committee, and

●       may meet separately with management.

(h) Minutes

Meeting minutes

Minutes are kept of all meetings of the Committee and are signed by the chair and the secretary of the meeting. The Chair of the Committee may circulate the minutes of the meetings of the Committee to all members of the Board.

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4.0 Duties and Responsibilities of the Committee

(a) Recommending the External Auditor

External Auditor

The Committee, in its capacity as a committee of the Board, is directly responsible for recommending to the Board the public accounting firm to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Mogo (the "external auditor") as well as the compensation of the external auditor.

The Committee is also directly responsible for the oversight of the work of the external auditor (including resolution of disagreements between management and the auditor regarding financial reporting), and each such external auditor must report directly to the Committee.

Note: For more information, see the External Auditor Hiring Policy.

(b) Other Primary Duties and Responsibilities

Other Committee duties	The other primary duties and responsibilities of the Committee are to:

	•	identify and monitor the management of the principal risks that could impact the financial reporting of Mogo;

	•	monitor the integrity of the Mogo's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

	•	monitor the independence, objectivity and performance of the external auditors, including, without limitation:

o	ensuring the Committee's receipt from the external auditors at least annually of a formal written statement delineating all relationships between the external auditors and Mogo;

o	actively engaging in dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

o	taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditors;

•	evaluate the performance of the external auditors at least annually; deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

•	directly oversee the external audit process and results (in addition to items described under the Relationship with External Auditors section below);

•	provide an avenue of communication between the external auditors, management and the Board;

•	periodically review with management the anti-fraud and other relevant risk assessment programs of Mogo;

•

approve the Whistleblower Policy when material amendments are made and carry out a review designed to ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual; and

•	oversee all pension and retirement benefit plans if and when established.

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(c) Authority

Authority of the Committee	The Committee has the authority to:

	•	inspect any and all of the books and records of Mogo;

	•	discuss with the management of Mogo, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers appropriate;

	•	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

	•	set and pay the compensation for any advisors engaged by the Committee.

(d) Relationship with the Board

Board reporting

The Committee will, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as considered appropriate.

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(e) Relationship with External Auditor

External Auditor	The Committee will:

	•	review the audit plan with the external auditors and with management;

	•	review with the external auditors the critical accounting policies and practices used by Mogo, all alternative treatments of financial information within international financial reporting standards ("IFRS") that the external auditors have discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors;

	•	discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of material risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

	•	review with management and with the external auditors material financial reporting issues arising during the most recent financial period and the resolution or proposed resolution of such issues;

	•	review any problems experienced or concerns expressed by the external auditors in performing any audit, including any restrictions imposed by management or any material accounting issues on which there was a disagreement with management;

	•	review with the external auditors any accounting adjustments that were noted or proposed by the independent auditor but that were "passed" (as immaterial or otherwise), any communications between the audit team and the external auditor's national office respecting auditing or accounting issues presented by the engagement, any "management" or "internal control" letter or schedule of unadjusted differences issued, or proposed to be issued, by the external auditors to Mogo, or any other material written communication provided by the external auditors to Mogo's management;

	•	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

	•	review and discuss with management and the external auditors any off-balance sheet transactions or structures and their effect on Mogo's financial results and operations, as well as the disclosure regarding such transactions and structures in Mogo's public filings;

	•	review the audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all material variances between comparative reporting periods;

	•	consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls and procedures for financial reporting of Mogo and subsequent follow-up to any identified weaknesses;

	•	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

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•	periodically meet separately with management and the external auditors;

•	oversee the financial affairs of Mogo, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

•	discuss with management and the external auditors any correspondence with regulatory or governmental agencies that raise material issues regarding Mogo's financial statements or accounting policies;

•	consider the recommendations of management in respect of the appointment and terms of engagement of the external auditor;

•	pre-approve all audit and non-audit services to be provided to Mogo by its external auditors, or the external auditors of subsidiaries of Mogo, subject to the overriding principle that the external auditors not be permitted to be retained by Mogo to perform internal audit outsourcing services or financial information systems services[1]; provided that notwithstanding the above, the foregoing pre-approval of non-audit services may be delegated to a member of the Committee, with any decisions of the member with the delegated authority reporting to the Committee at the next scheduled meeting;

•	approve the engagement letter for non-audit services to be provided by the external auditors or affiliates thereof together with estimated fees, and consider the potential impact of such services on the independence of the external auditors;

•	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the notice of change of auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and

•	review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable laws, on a routine basis, whether or not there is to be a change of the external auditors.

_______________________________

1 Other functions within the same audit firm may be retained for services as long as these functions are independent of the external auditors.

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(f) Public Disclosure of Financial Information

Public disclosures	In connection with the public disclosure of financial information and other public disclosure, the Committee will:

•	review Mogo's financial statements, MD&A and annual and interim profit or loss press releases before Mogo publicly discloses this information;

•	review with management its evaluation of Mogo's procedures and controls designed to assure that information required to be disclosed in Mogo's periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by applicable securities laws for the filing of such reports ("Disclosure Controls"), and consider whether any changes are appropriate in light of management's evaluation of the effectiveness of such Disclosure Controls;

•	establish a policy, which may include delegation to an appropriate member or members of management, for release of earnings press releases as well as for the release of financial information and earnings guidance provided to analysts and rating agencies;

•	satisfy itself that adequate procedures are in place for the review of Mogo's public information extracted from Mogo's financial statements, other than the public information reviewed in accordance with the first bullet point of this section, and periodically assess the adequacy of those procedures;

•	to the extent deemed appropriate, review and supervise the preparation by management of:

o	the annual information forms, management information circulars and annual and interim financial statements of Mogo and any other information filed by Mogo with the applicable securities regulators;

o	press releases of Mogo containing financial information, earnings guidance, forward-looking statements, information about operations or any other material information;

o	correspondence broadly disseminated to shareholders of Mogo; and

o	other relevant written and oral communications or presentations;

•

before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases, focusing particularly on:

o	any changes in accounting policies and practices;

o	any important areas where judgment must be exercised;

o	significant adjustments resulting from the audit;

o	the going concern assumption, if any;

o	compliance with accounting standards; and

o	compliance with stock exchange and legal requirements;

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(g) Resolution of Conflicts

Resolution of conflicts

The Committee enquires into and determines the appropriate resolution of any conflict of interest in respect of audit or financial matters which are directed to the Committee by any member of the Board, a shareholder of Mogo, the external auditors or senior management.

(h) Internal Audit

Review of internal audit need	The Committee periodically reviews with management the need for an internal audit function.

(i) Review of Accounting and Reporting Costs

Reviews of costs	The Committee reviews the accounting and reporting of costs, liabilities and contingencies of Mogo.

(j) Review of Risk Exposures

Financial risk exposures	The Committee periodically discusses with management Mogo's major financial risk exposures and the steps management has taken to monitor and control such exposures.

(k) Establish and Review Policies and Procedures

Policies and procedures	The Committee establishes, monitors and reviews policies and procedures for internal accounting, financial control and management information.

(l) Quarterly and Other Certifications

Certification of disclosure in Issuers' annual and interim filings

The Committee periodically discusses with management Mogo's process for performing its quarterly certifications pursuant to Multilateral Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings and the annual certifications of the principal executive and principal financial officer required under applicable rules of the United States Securities and Exchange Commission.

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(m) Handling of Deficiency Reports

Internal control deficiency handling

The Committee reviews with the Chief Executive Officer and Chief Financial Officer of Mogo any report on significant deficiencies in the design or operation of the internal controls that could adversely affect Mogo's ability to record, process, summarize or report financial data, any material weaknesses in internal controls identified to the auditors, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Mogo's internal controls.

(n) Handling Concerns and Complaints

Concerns and complaints handling	The Committee establishes and maintains procedures for:

•	the receipt, retention and treatment of complaints received by Mogo regarding accounting, internal accounting controls, or auditing matters;

•	the confidential, anonymous submission by employees of Mogo of concerns regarding questionable accounting or auditing matters; and

•

reviewing arrangements by which staff of Mogo may, in confidence, raise concerns about possible improprieties in matters of financial reporting and ensuring that arrangements are in place for proportionate and independent investigation and follow-up action.

(o) Review of Complaints

Whistleblower complaints

At each meeting of the Committee, the Committee reviews any complaints or concerns regarding accounting, internal accounting controls, or auditing matters relating to Mogo and significant violations of the Code of Business Conduct and Ethics and/or of any applicable law, rule or regulation. The Committee follows the procedures established under the Whistleblower Policy regarding such concerns and complaints.

(p) Review of Related Party Transactions

Related Party Transactions

The Committee reviews and oversees all related party transactions for conflict of interest situations, discusses the business rationale for these transactions and determines whether appropriate disclosures have been made. For this purpose, the term "related party transactions" includes any "material transaction" required to be disclosed under Item 13 of Form 51-102F2 (Annual Information Form) under National Instrument 51-102 — Continuous Disclosure Obligations and "related party transactions" as defined in United States Securities and Exchange Commission Form 20-F, Item 7.B. .

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2022 Annual Information Form

(q) Review External Auditor Hiring Policy

External Auditor Hiring Policy

The Committee reviews and approves Mogo's hiring policies regarding partners, employees, former partners, and employees of the present and former external auditors.

Note: For more information, see the External Auditor Hiring Policy.

(r) Material Violations / Breaches

Material violations / breaches	The Committee receives any reports from legal counsel of evidence of a material violation of securities laws or breaches of fiduciary duty by Mogo.

(s) Material Legal Matters

Material legal matters

The Committee reviews with Mogo's legal counsel, on no less than an annual basis, any legal matter that could have a material impact on Mogo's financial statements and any enquiries received from regulators or government agencies.

(t) Annual Charter Review

Annual Charter review	The Committee periodically assesses the adequacy of this Charter and the performance of the Committee.

Original Issue Date:	May 14, 2015	Authorized By:
Review:	Annually	Board of Directors
Last updated:	September 2020

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